UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CoreSite Realty Corporation
(Name of Subject Company)

CoreSite Realty Corporation
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
21870Q105
(CUSIP Number of Class of Securities)
Jeffery S. Finnin
Chief Financial Officer
CoreSite Realty Corporation
1001 17th Street, Suite 500
Denver, CO 80202
(866) 777-2673
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Adam O. Emmerich
Zachary S. Podolsky
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.
SUBJECT COMPANY INFORMATION.

Name and Address
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is CoreSite Realty Corporation (the “Company”), a corporation organized under the laws of Maryland. The Company’s principal executive offices are located at 1001 17th Street, Suite 500, Denver, CO 80202. The Company’s telephone number at such address is (866) 777-2673. The Company’s website is www.coresite.com.
Class of Securities
The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share (the “Shares” and each, a “Share”). As of the close of business on November 23, 2021, there were: (i) 44,191,056 Shares issued and outstanding (including 518,419 shares subject to restricted stock awards of the Company (the “Company Restricted Stock Awards”) and performance stock awards of the Company (the “Company Performance Stock Awards”)); and (ii) 80,710 Shares underlying outstanding restricted stock units of the Company (the “Company RSU Awards”).
Item 2.
IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address
The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in “Item 1. Subject Company Information — Name and Address” above.
Tender Offer
This Schedule 14D-9 relates to the tender offer by Appleseed Merger Sub LLC, a Maryland limited liability company (“Purchaser”) and a wholly owned subsidiary of Appleseed Holdco LLC, a Delaware limited liability company (“Holdco”), to purchase all outstanding Shares. Purchaser is offering, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 29, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”), to purchase all outstanding Shares at a price per Share of $170.00, without interest and subject to any applicable withholding taxes, net to the seller in cash (the “Offer Price”). Purchaser filed a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”) with the U.S. Securities and Exchange Commission (the “SEC”) on November 29, 2021.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 14, 2021 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, CoreSite, L.P., a Delaware limited partnership and subsidiary of the Company (the “Partnership”), Purchaser, American Tower Investments LLC, a California limited liability company and subsidiary of American Tower (“Parent”), Holdco, a wholly owned subsidiary of Parent, Appleseed OP Merger Sub LLC, a Delaware limited liability company and wholly owned subsidiary of Holdco (“OP Merger Sub” and, together with Parent, Holdco and Purchaser, the “Parent Parties”) and, solely for the purposes of certain provisions specified therein, American Tower Corporation, a Delaware corporation (“American Tower”). Subject to the terms and conditions of the Merger Agreement: (i) following the consummation of the Offer, Purchaser will merge with and into the Company pursuant to Section 3-106.1 of the Maryland General Corporation Law (the “MGCL”), with the Company surviving as a wholly owned subsidiary of Holdco, without a vote of the Company’s stockholders (the “Company Merger”); (ii) substantially simultaneously with the Company Merger but preceding the Holdco Merger, OP Merger Sub will merge with and into the Partnership, with the Partnership continuing as the surviving limited partnership (the “Partnership Merger”); and (iii) immediately following the Company Merger but after the Partnership Merger, the Company will merge with and into Holdco, with Holdco continuing as the surviving limited liability company (“Holdco

Merger,” and together with the Company Merger and the Partnership Merger, the “Mergers” and the Mergers, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”).
Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will, promptly after the expiration of the Offer, accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer in accordance with the procedures set forth in the Offer to Purchase. The Offer will expire at one minute after 11:59 p.m. Eastern Time on December 27, 2021 (the “Expiration Date”), unless Purchaser has extended the Offer in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” will mean the date to which the initial expiration date of the Offer is so extended. The time at which Purchaser accepts for payment Shares tendered in the Offer is referred to as the “Offer Acceptance Time.”
At the effective time of the Company Merger (the “Company Merger Effective Time”), each Share issued and outstanding immediately prior to such time (other than (i) Shares underlying Company Restricted Stock Awards and Company Performance Stock Awards and (ii) Shares owned by any of the Parent Parties) will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”). See “Item 3” below for a discussion of treatment of the Company Restricted Stock Awards and Company Performance Stock Awards.
When the Company Merger is consummated in accordance with Section 3-106.1 of the MGCL as contemplated by the Merger Agreement, no stockholder vote will be necessary to complete the Company Merger, and the Company Merger may be completed upon the acceptance for payment of all Shares validly tendered (and not validly withdrawn) by Purchaser in the Offer of at least a number of Shares that, considered together with any Shares beneficially owned by Parent or any wholly owned subsidiary of Parent, represent at least a majority of all then-outstanding Shares as of the expiration of the Offer.
Pursuant to the terms of the Merger Agreement, the Company and the Partnership are permitted to continue to pay regular quarterly cash dividends or distributions, as applicable, in accordance with past practice until consummation of the Mergers and at a quarterly rate not to exceed $1.27 per share or unit, as applicable, including the payment of the Company’s fourth quarter dividend during the month of December 2021 and prior to the consummation of the Transactions. On November 17, 2021, the Company declared a cash dividend of $1.27 per Share and per common stock equivalent for the fourth quarter of 2021 to be paid on December 13, 2021, to stockholders of record as of December 2, 2021.
As set forth in the Offer to Purchase, the principal executive offices of Purchaser and American Tower are located at 116 Huntington Avenue, Boston, Massachusetts 02116, and their telephone number is (617) 375-7500.
The foregoing summary of the Offer and the Merger Agreement is qualified in its entirety by the Merger Agreement and the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, which are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated by reference herein.
Information relating to the Offer, including this Schedule 14D-9 and related documents, can be obtained without charge from the SEC’s website at www.sec.gov, or on the investor relations section of the Company’s website at https://investors.coresite.com.
Item 3.
PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9 or as incorporated by reference herein, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) any of its executive officers, directors or affiliates, or (ii) American Tower, the Parent Parties or any of their respective executive officers, directors or affiliates, on the other hand. The Company’s board of directors (the “Company Board”) was aware of the agreements and arrangements described in this Item 3 in determining to make the recommendation set forth in this Schedule 14D-9.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.
Arrangements between the Company, the Partnership, American Tower and the Parent Parties
Merger Agreement
On November 14, 2021, the Company, the Partnership, the Parent Parties and, solely for the purposes of the sections specified therein, American Tower entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 (Purpose of the Offer and Plans for CoreSite; The Merger Agreement and Certain Other Agreements) and the description of the terms and conditions of the Offer contained in Section 13 (Conditions of the Offer) and related procedures and withdrawal rights contained in the Offer to Purchase are incorporated by reference herein. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal, which are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated by reference herein.
Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.
The Merger Agreement has been filed with the SEC and is incorporated by reference herein to provide stockholders with information regarding the terms of the Offer and the Mergers. It is not intended to provide any other factual information about the Company, the Partnership, American Tower or the Parent Parties, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer, the Mergers or the other transactions contemplated by the Merger Agreement. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were (except as expressly set forth therein) solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk among the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in confidential disclosure schedules that were provided by the Company, the Partnership, American Tower or the Parent Parties but not filed with the SEC as part of the Merger Agreement. Stockholders are not third-party beneficiaries under the Merger Agreement, except with respect to their right to receive the Offer Price following the Offer Acceptance Time or to receive the Merger Consideration and except that the Company has the right to pursue damages, on behalf of its stockholders, against American Tower and/or the Parent Parties for the loss of the Merger Consideration in the event of any breach of the Merger Agreement by American Tower or the Parent Parties. Accordingly, stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.
Confidentiality Agreement
Prior to signing the Merger Agreement, American Towers LLC, a Delaware limited liability company and subsidiary of American Tower, on behalf of itself, American Tower, its subsidiaries and affiliates (the “Counterparty”) and the Company entered into a mutual confidential disclosure agreement, dated as of September 4, 2021 (the “Confidentiality Agreement”), pursuant to which each party agreed, and subject to certain exceptions, to keep confidential nonpublic information about the other party in connection with the consideration of a possible business transaction involving the Counterparty and the Company. The Counterparty and the Company’s obligations with respect to confidential information under the

Confidentiality Agreement expire on the earlier of the third anniversary of the Confidentiality Agreement and the closing of a transaction between the Counterparty and the Company or their affiliates. The Confidentiality Agreement prohibits the Counterparty and its subsidiaries from soliciting or hiring certain employees of the Company and its subsidiaries until the second anniversary of the Confidentiality Agreement. The Confidentiality Agreement also includes customary two-year standstill restrictions, which restrictions terminate in the event any person enters into a definitive agreement with the Company to acquire more than 50% of the Company’s outstanding voting securities, among other circumstances.
This summary does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated by reference herein.
Arrangements with Current Executive Officers and Directors of the Company
Certain of the Company’s executive officers and directors have financial interests in the Transactions, including the Offer and the Mergers, that are different from, or in addition to, the interests of holders of Shares generally, including potential severance benefits, treatment of outstanding Company RSU Awards, Company Restricted Stock Awards and Company Performance Stock Awards in connection with the Mergers, cash and/or equity retention benefits and rights to ongoing indemnification and insurance coverage. The Company Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and the Transactions contemplated by the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions. Such interests are described below. The Transactions will constitute a “change in control” for purposes of the Company’s executive compensation and benefit plans and agreements described below.
The Company’s executive officers are as follows:
Name of Executive Officer	Position
Paul E. Szurek	President and Chief Executive Officer
Jeffrey S. Finnin	Chief Financial Officer
Steven J. Smith	Chief Revenue Officer
Juan A. Font	Senior Vice President, General Management
Anthony R. Hatzenbuehler	Senior Vice President, Data Center Operations
Maile C. Kaiser	Senior Vice President, Sales
Aleksandra Krusko	Senior Vice President, Information Technology and Digitization
Derek S. McCandless	Senior Vice President, Legal, General Counsel and Secretary
Brian P. Warren	Senior Vice President, Development and Product Engineering
Certain Assumptions
Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:
•
The relevant price per Share is $170.00, which is the Offer Price and the Merger Consideration.

•
The Company Merger Effective Time occurs on November 23, 2021, which is the assumed date of the Company Merger Effective Time solely for purposes of the disclosure in this section.

•
The employment of each executive officer of the Company was terminated by the Company without “cause” or due to the executive officer’s resignation for “good reason” (as such terms are defined in the relevant plans and agreements), in either case immediately following the Mergers and on the assumed date of the Company Merger Effective Time of November 23, 2021.

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described above, and do not reflect certain compensation actions that may occur before completion of the Transactions.
Outstanding Shares Held by Executive Officers and Directors
If the Company’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive in the Offer the Offer Price on the same terms and conditions as the other stockholders of the Company. If the executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the Offer Acceptance Time occurs and the Mergers are consummated, the executive officers and directors will receive in exchange for their Shares, the Offer Price on the same terms and conditions as the other stockholders of the Company. See “Item 4. The Solicitation or Recommendation — Background and Reasons for the Recommendation — Intent to Tender” for further information about the expected treatment of Shares held by the Company’s executive officers and directors.
As of November 23, 2021, (i) the nine executive officers of the Company beneficially owned, in the aggregate, 165,077 outstanding Shares (which, for this purpose, excludes Shares subject to issuance pursuant to outstanding Company Restricted Stock Awards and Company Performance Stock Awards) and the aggregate cash consideration that would be payable for such Shares based on the Offer Price is $28,063,090 and (ii) the seven non-employee directors of the Company beneficially owned, in the aggregate, 16,910 outstanding Shares (which, for this purpose, excludes Shares subject to issuance pursuant to outstanding Company RSU Awards) and the aggregate cash consideration that would be payable for such Shares based on the Offer Price is $2,874,700.
Treatment of Equity Awards in the Mergers
Treatment of Company RSU Awards
The Merger Agreement provides that, at the Company Merger Effective Time, each then outstanding Company RSU Award, whether or not vested, will be cancelled and converted into the right to receive a cash payment equal to (i) the Merger Consideration multiplied by (ii) the total number of Shares subject to that Company RSU Award immediately prior to the Company Merger Effective Time.
Six of our seven non-employee directors hold Company RSU Awards. None of our executive officers (other than Mr. Szurek) hold any Company RSU Awards; Mr. Szurek holds Company RSU Awards that were granted to him when he was a non-employee director before he was appointed as Chief Executive Officer. Based on the assumptions described above under “Certain Assumptions,” the estimated aggregate amounts that would become payable at the Company Merger Effective Time to Mr. Szurek and the six applicable non-employee directors in respect of their Company RSU Awards are as follows: vested Company RSU Awards — $12,192,740; and unvested Company RSU Awards — $1,527,960.
Treatment of Company Restricted Stock Awards and Company Performance Stock Awards
The treatment of a Company Restricted Stock Award and Company Performance Stock Award in the Merger Agreement depends on whether such Company Restricted Stock Award or Company Performance Stock Award is classified as a “Specified Award”. A “Specified Award” is (i) each Company Restricted Stock Award and Company Performance Stock Award held by Paul Szurek, Jeffrey Finnin and Derek McCandless and (ii) one-fifth of each other outstanding Company Restricted Stock Award and Company Performance Stock Award (with such one-fifth deducted from the Shares underlying the Company Restricted Stock Awards and Company Performance Stock Awards commencing with the Shares that would otherwise vest on the latest applicable vesting date and continuing in reverse chronological order). None of the Company’s non-employee directors hold Company Restricted Stock Awards and Company Performance Stock Awards.
The Merger Agreement provides that, at the Company Merger Effective Time, each Company Restricted Stock Award and Company Performance Stock Award that is (i) outstanding as of immediately prior to the Company Merger Effective Time and (ii) a Specified Award will vest and all restrictions thereupon will lapse, and each such Specified Award will be cancelled and converted into the right to receive a cash payment equal to the product of (A) the number of Shares underlying such Specified Award as of immediately prior to the Company Merger Effective Time (determined, with respect to each Company Performance Stock Award, in the manner described below) and (B) the Merger Consideration. In addition, each holder of a Specified Award as of immediately prior to the Company Merger Effective Time will receive, if applicable, a payment equal to the dividend equivalent balance credited on such Specified Award as of immediately prior to the Company Merger Effective Time.
The Merger Agreement provides that, at the Company Merger Effective Time, each Company Restricted Stock Award and Company Performance Stock Award, that is (i) outstanding as of immediately prior to the Company Merger Effective Time and (ii) not a Specified Award will be assumed by American Tower and will be converted into an award of restricted American Tower common stock (an “American Tower Restricted Stock Award”) with respect to a number of shares of American Tower common stock equal to the product of (A) the number of Shares underlying such Company Restricted Stock Award or Company Performance Stock Award as of immediately prior to the Company Merger Effective Time (determined, with respect to such Company Performance Stock Award, in the manner described below) and (B) a ratio determined by dividing the Merger Consideration by the value of one share of American Tower common stock (based on the 10-day volume weighted average trading price ending on the second to last trading day prior to the Company Merger Effective Time). Each such American Tower Restricted Stock Award will continue to have the same terms and conditions (other than performance-based vesting conditions) as applied to the corresponding Company Restricted Stock Award or Company Performance Stock Award immediately prior to the Company Merger Effective Time and will be credited with the dividend equivalent balance credited on the corresponding Company Restricted Stock Award or Company Performance Stock Award as of immediately prior to the Company Merger Effective Time.
The number of Shares underlying each Company Performance Stock Award for which the applicable three-year performance period otherwise subject to such Company Performance Stock Award has not ended as of immediately prior to the Company Merger Effective Time will be determined based on the greater of (i) the target level of performance and (ii) the actual level of achievement of the applicable performance goals over the period commencing on the first day of such three-year performance period and ending on the second to last trading day prior to the Company Merger Effective Time. The actual level of achievement of the applicable performance goals will be determined by the Compensation Committee of the Company Board prior to the Company Merger Effective Time, in accordance with the terms of the applicable award agreement, except that the period over which performance is measured will end on the second to last trading day prior to the Company Merger Effective Time and the end point for measurement of the total shareholder return with respect to a Share will be deemed to equal the amount of the Merger Consideration.
See the section entitled “Quantification of Potential Payments and Benefits to the Company’s Named Executive Officers in Connection with the Transactions” for an estimate of the value of each of the Company’s named executive officer’s unvested Company equity-based awards. Based on the assumptions described above under “Certain Assumptions,” the estimated aggregate amounts that would become payable at the Company Merger Effective Time to the Company’s four executive officers who are not named executive officers in respect of their unvested Company equity-based awards is as follows: unvested Company Restricted Stock Awards — $3,409,350; unvested Company Performance Stock Awards — $4,770,540 (based on the estimated payout percentages of 175% of target for awards granted in 2019 and 2020 and 125% for awards granted in 2021); and dividend equivalents on unvested Company Restricted Stock Awards and Company Performance Stock Awards — $400,125.
Employment Agreements with Messrs. Szurek, Finnin and McCandless
Messrs. Szurek, Finnin and McCandless are each party to an employment agreement with the Company (the “Employment Agreements”). Upon a termination of employment without “cause” or for “good reason” (in each case, as defined in the applicable Employment Agreement), or due to a non-extension of the employment term by the Company, in each case, during the 12-month period following a change in control (and, in the case of Messrs. Finnin and McCandless, during the 60-day period prior to a change in control), each of Messrs. Szurek, Finnin and McCandless will be entitled to receive (i) cash severance payable in a lump sum (equal to 1.25 times (1.5 times in the case of Mr. Szurek) the executive officer’s base salary), (ii) the executive officer’s target annual cash incentive award for the year in which the termination occurs, (iii) a prorated portion of the executive officer’s target annual cash incentive award for the year in which the termination occurs, prorated based on the number of months the executive officer worked in the year of termination, (iv) a cash payment (or reimbursement) equal to the value of continued health and welfare benefits for a 12-month period following termination of employment (or 18 months in the case of Mr. Szurek), and (v) accelerated vesting of such executive officer’s unvested equity-based awards.
The severance benefits under the Employment Agreements are subject to the executive officer signing and not revoking a general release of employment-related claims in favor of the Company. The Employment Agreements set forth the rights and responsibilities of each party, including, for each executive officer: a prohibition on competition and employee and customer non-solicitation restrictions that apply during the term of employment and for a period of one year thereafter and a perpetual confidentiality obligation.
The Employment Agreements provide that, if the compensation and benefits payable to an executive officer in connection with a change in control would be subject to an excise tax under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), such amounts will either be paid in full or reduced to the level that would avoid application of the excise tax, whichever would place the executive officer in a better after-tax position.
It has been agreed between American Tower and the Company that Mr. Szurek’s employment will terminate at the Company Merger Effective Time and such termination will be treated as a termination without cause for purposes of his Employment Agreement. To the extent that Mr. Szurek’s compensation and benefits would be reduced by operation of the better net after-tax cutback provision of his Employment Agreement in connection with his termination of employment, the Company may enter into an agreement with Mr. Szurek to provide a supplemental severance payment as consideration for his agreement to extend the duration of his noncompetition covenant for a period of up to 12 additional months. The amount of the supplemental severance payment would not in any event exceed the amount of the reduction applicable to Mr. Szurek’s compensation and benefits as a result of the better net after-tax cutback provision. In addition, it has been agreed between American Tower and the Company that the employment of Messrs. Finnin and McCandless will terminate following a specified transition period commencing at the Company Merger Effective Time and it is expected that Messrs. Finnin and McCandless will enter into transition agreements with American Tower on the terms described below.
New Agreements between American Tower and Messrs. Finnin and McCandless
It is expected that, prior to the Company Merger Effective Time, American Tower will enter into a transition agreement with each of Messrs. Finnin and McCandless that provides that each such executive officer will remain employed by the Company or an affiliate of the Company during the period beginning at the Company Merger Effective Time and ending on May 15, 2022 (the “Transition Period”), and which will include the following terms: (i) entitlement to the severance payments and benefits payable under the Employment Agreement (as described above), payable at the Company Merger Effective Time subject only to such executive officer signing and not revoking a release of claims in favor of American Tower, except that the entitlement to the payment of the COBRA subsidy will become payable upon such executive officer’s actual separation from service, (ii) during the Transition Period, payment of the same base salary in effect for such executive officer as of immediately prior to the Company Merger Effective Time, and (iii) upon the completion of the full Transition Period (or, if earlier, upon American Tower’s termination of such executive officer’s employment without cause), subject to such executive officer signing and not revoking a release of claims in favor of American Tower, entitlement to receive a transition bonus equal to (A) the sum of such executive officer’s target annual bonus opportunity and target annual long-term incentive opportunity, in each case as in effect immediately prior to the Company Merger Effective Time, multiplied by (B) a fraction, the numerator of which is the number of full and partial months from January 1, 2022 through the end of the transition period (or, if applicable, the earlier termination of such executive officer’s employment without cause) and the denominator of which is 12.
Senior Management Severance and Change in Control Plan
The Company’s executive officers (other than Messrs. Szurek, Finnin and McCandless) are entitled to receive severance benefits pursuant to the Senior Management Severance and Change in Control Plan (the “Senior Management Severance Plan”), which provide that, upon a termination of employment without “cause” or for “good reason” (in each case, as defined in the Senior Management Severance Plan) during the 60 days prior to a change in control, or in the nine months following a change in control, each such executive officer will be entitled to receive (i) cash severance payable in a lump sum equal to 1.0 times the executive officer’s base salary, (ii) the executive officer’s target annual cash incentive award for the year in which the termination occurs, (iii) a prorated portion of the executive officer’s target annual cash incentive award for the year in which the termination occurs, prorated based on the number of days the executive officer worked in the year of termination, (iv) a cash payment (or reimbursement) equal to the value of continued health and welfare benefits for a 12-month period following termination of employment, and (iv) accelerated vesting of their outstanding equity-based awards.
These severance benefits are subject to the executive officer signing and not revoking a general release of claims in favor of the Company. The Senior Management Severance Plan sets forth the rights and responsibilities of each party, including, for each executive officer, a prohibition on competition and employee and customer non-solicitation restrictions that apply for a specified period (for each executive officer, such period is during employment and for one year post-termination) and a perpetual confidentiality obligation.
Prior to the Company Merger Effective Time, the Senior Management Severance Plan will be amended to provide that, if the compensation and benefits payable to a participant under such plan would be subject to an excise tax under Sections 280G and 4999 of the Code, such amounts will either be paid in full or reduced to the level that would avoid application of the excise tax, whichever would place the executive officer in a better after-tax position.
The estimated value of the severance payments and benefits for each of the named executive officers is set forth below on the table in the section titled “Quantification of Potential Payments and Benefits to the Company’s Named Executive Officers in Connection with the Transactions.” Based on the same assumptions set forth above under “Certain Assumptions,” the estimated aggregate cash severance payments (including prorated target bonus payments) for the Company’s four executive officers who are not named executive officers is $2,799,515.
Treatment of 2021 Annual Bonuses
American Tower has agreed that each employee of the Company (including each executive officer) who is employed immediately prior to the Company Merger Effective Time will receive payment of his or her annual cash bonus in respect of the 2021 calendar year under the applicable annual bonus plan of the Company (the “Company Bonus Plan”) with performance metrics in respect of the 2021 calendar year deemed achieved at the greater of (x) the target level of performance and (y) actual level of performance through the latest practical date prior to the date on which the Mergers are consummated, or, if later, December 31, 2021 (the “2021 Bonus Payment”).
The 2021 Bonus Payments will be made on the earlier of (i) a date that is on, or within five business days prior to, the date on which the Mergers are consummated and (ii) the time that the Company has historically paid annual bonuses under the Company Bonus Plan. The estimated value (assuming achievement of target level performance) of the 2021 Bonus Payment for each named executive officer is: for Mr. Szurek, $937,500; for Mr. Finnin, $355,350; for Mr. McCandless, $324,450; for Mr. Smith, $365,120; and for Mr. Warren, $205,920. The estimated aggregate value (assuming achievement of target level performance) of the 2021 Bonus Payments for the Company’s four executive officers who are not named executive officers is $781,260. The 2021 Bonus Payment for any executive officer who experiences a severance-qualifying termination in 2021 or whose entitlement to the severance payments and benefits payable under their Employment Agreement occurs in 2021 will be offset by any prorated target bonus actually received by such executive officer under the executive officer’s Employment Agreement or the Senior Management Severance Plan, as applicable, in order to avoid duplication of payment for the same period of service.
American Tower Retention Awards
On or as soon as reasonably practicable following the Company Merger Effective Time, American Tower will grant each continuing employee who was an equity-eligible employee of the Company as of immediately prior to the Company Merger Effective Time (other than Messrs. Szurek, Finnin and McCandless) an award of that number of restricted stock units in respect of American Tower common stock (the “American Tower RSUs”) equal to (i) 50% of the product of (x) the number of Shares underlying such continuing employee’s aggregate unvested Company equity awards as of November 14, 2021 (determined, with respect to each Company Performance Stock Award, assuming achievement of performance at target) and (y) the Merger Consideration divided by (ii) the closing price of American Tower common stock on the NYSE on the date on which the Company Merger Effective Time occurs. The American Tower RSUs will be granted under, and will be subject to the terms and conditions of, American Tower’s equity incentive plan, and will vest ratably on each of the first four anniversaries of the grant date, subject to continued employment with the Company or one of its affiliates through each applicable vesting date. In addition, notwithstanding the terms of the Senior Management Severance Plan, the vesting of the American Tower RSUs will not accelerate on any termination of employment. The estimated value of the American Tower RSUs that will be granted to Messrs. Smith and Warren is $2,228,955 and $1,298,290, respectively, and the estimated aggregate value of American Tower RSUs that will be granted to the four executive officers who are not named executive officers is $3,221,500.
Quantification of Potential Payments and Benefits to the Company’s Named Executive Officers in Connection with the Transactions
The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of the Company that is based on, or otherwise relates to, the Transactions. For additional details regarding the terms of the payments and benefits described below, see the foregoing discussion under the caption “Arrangements with Current Executive Officers and Directors of the Company.”
As described above under the section entitled “New Agreements between American Tower and Messrs. Finnin and McCandless,” each of Messrs. Finnin and McCandless may enter into new transition arrangements with American Tower that will become effective at the Company Merger Effective Time and, as described above under the section entitled “American Tower Retention Awards,” Messrs. Smith and Warren are eligible to receive American Tower RSUs at or shortly following the Company Merger Effective Time. The compensation described below is based on, or otherwise relates to, the Mergers and each named executive officer’s employment arrangements with the Company and does not include amounts payable under the new transition and retention arrangements with American Tower following the Company Merger Effective Time.
The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur before the completion of the Transactions. For purposes of calculating such amounts, the following assumptions were used:
•
The relevant price per share of the Company’s common stock is $170.00, which is the Offer Price and the Merger Consideration.

•
The Company Merger Effective Time occurs on November 23, 2021, which is the assumed date of the Company Merger Effective Time solely for purposes of the disclosure in this section.

•
The employment of each executive officer of the Company is terminated by the Company without “cause” or due to the executive officer’s resignation for “good reason” (as such terms are defined in the relevant plans and agreements), in either case, immediately following the Mergers and on the assumed date of the Company Merger Effective Time of November 23, 2021.

For purposes of this golden parachute disclosure, “single trigger” refers to payments and benefits that arise as a result of the consummation of the Transactions and “double trigger” refers to payments and benefits that require two conditions, which are the consummation of the Transactions and a qualifying termination of employment.
Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)(4)
Paul E. Szurek	3,000,000	25,491,133	38,291	28,529,424
Jeffrey S. Finnin	1,302,950	5,065,222	26,127	6,394,299
Derek S. McCandless	1,189,650	3,411,554	18,403	4,619,607
Steven J. Smith	1,056,240	6,076,311	28,890	7,161,441
Brian Warren	755,040	3,528,122	24,850	4,308,012

(1)
Cash.   Consists of a cash lump sum payment equal to (a) in the case of each of Messrs. Smith and Warren, 1.0 times base salary; in the case of each of Messrs. Finnin and McCandless, 1.25 times base salary; and in the case of Mr. Szurek, 1.5 times base salary, (b) the executive officer’s target annual cash incentive award for the year in which the termination occurs, (c) a portion of the executive officer’s target annual cash incentive award for the year in which the termination occurs, prorated based on the number of months the executive officer worked in the year of termination and (d) the amount of any 2021 Bonus Payment following offset by any prorated target bonus actually received by such executive officer under the executive officer’s Employment Agreement or the Senior Management Severance Plan. These payments are “double trigger” under the terms of the Employment Agreements and the Senior Management Severance Plan, other than the 2021 Bonus Payment which is a “single trigger” benefit under the terms of the Merger Agreement. See “Employment Agreements with Messrs. Szurek, Finnin and McCandless” and “Senior Management Severance and Change in Control Plan.” The estimated amount of each such payment is shown in the following table:

Named Executive Officer	Severance ($)	Prorated Bonus ($)	2021 Bonus Payment ($)	Total ($)
Paul E. Szurek	2,062,500	859,375	78,125	3,000,000
Jeffrey S. Finnin	947,600	325,738	29,612	1,302,950
Derek S. McCandless	865,200	297,413	27,037	1,189,650
Steven J. Smith	691,120	334,694	30,426	1,056,240
Brian Warren	549,120	188,760	17,160	755,040

(2)
Equity.   Includes accelerated vesting of the unvested Company Restricted Stock Awards and Company Performance Stock Awards held by each named executive officer at the Company Merger Effective Time. Company Performance Stock Awards are valued based on the estimated payout percentages of 175% of target for awards granted in 2019 and 2020 and 125% for awards granted in 2021. This accelerated vesting is a “single trigger” benefit under the terms of the Merger Agreement for Messrs. Szurek, Finnin and McCandless, and for Messrs. Smith and Warren, it is partially a “single trigger” benefit under the terms of the Merger Agreement (with respect to 20% of their awards) and partially a “double trigger” benefit under the terms of the Senior Management Severance Plan (with respect to 80% of their awards). For further details regarding the treatment of Company Restricted Stock Awards and Company Performance Stock Awards in connection with the Transactions, see the sections titled “Treatment of Equity Awards in the Mergers” and “Senior Management Severance and Change in Control Plan.”

Named Executive Officer	Company Restricted Stock Awards ($)	Company Performance Stock Awards ($)	Dividend Equivalents ($)	Total ($)
Paul E. Szurek	5,418,580	18,855,380	1,217,173	25,491,133
Jeffrey S. Finnin	1,841,270	2,983,500	240,452	5,065,222
Derek S. McCandless	1,250,350	2,000,900	160,304	3,411,554
Steven J. Smith	2,208,470	3,579,350	288,491	6,076,311
Brian Warren	1,292,510	2,069,750	165,862	3,528,122

(3)
Perquisites/Benefits.   Consists of estimated value of continued health and welfare benefits for a 12-month period following termination of employment (or 18 months in the case of Mr. Szurek). Such payment is a “double trigger” benefit under the terms of the Employment Agreements and the Senior Management Severance Plan. See “Employment Agreements with Messrs. Szurek, Finnin and McCandless” and “Senior Management Severance and Change in Control Plan.”

(4)
Section 280G.   Amounts reported in this table do not reflect the impact of the better net after-tax cutback that may apply to the payments and benefits of the named executive officers if the excise tax applicable under Sections 280G and 4999 of the Code would otherwise apply or any potential supplemental severance payment to Mr. Szurek in connection with a possible extension of the duration of his noncompetition covenant, which amount may not exceed the amount of the reduction applicable to Mr. Szurek’s compensation and benefits as a result of the better net after-tax cutback provision. See “Employment Agreements with Messrs. Szurek, Finnin and McCandless” and “Senior Management Severance and Change in Control Plan.”
Post-Closing Covenants
During the period commencing at the Company Merger Effective Time and ending on the first anniversary of the Company Merger Effective Time (the “Continuation Period”), American Tower will provide, or cause to be provided, to each continuing Company employee (including the executive officers): (i) a base salary or wage rate that is no less than that provided to such continuing employee immediately before the Company Merger Effective Time; (ii) employee benefits that are either (A) substantially comparable, in the aggregate, to those provided to such employees immediately prior to the Company Merger Effective Time or (B) the same as those provided to similarly situated employees of American Tower; and (iii) severance benefits that are no less favorable than those provided to similarly situated employees of American Tower (except that employees covered by an Employment Agreement or the Senior Management Severance Plan, in each case, including the executive officers, will continue to be covered by such agreement or plan). Additionally, during the Continuation Period, continuing employees who had a title of Vice President or above as of immediately prior to the Company Merger Effective Time and do not participate in the Senior management Severance Plan will be eligible to participate in American Tower’s Severance Plan Program for Vice Presidents and Senior Vice Presidents (dated as of March 2, 2009) or any successor plan for employees with the title of Vice President or above (the “VP Severance Plan”), or will be eligible to receive severance benefits not less than those provided under the VP Severance Plan on terms and conditions no less favorable than those set forth in the VP Severance Plan, regardless of whether such continuing employee holds the position of “Vice President” or “Senior Vice President” at the time of termination of employment.
In addition, for fiscal year 2022, American Tower will provide each continuing employee (i) with a target annual cash incentive compensation opportunity that is no less favorable than the target annual cash incentive compensation opportunity provided to such continuing employee immediately prior to the Company Merger Effective Time and (ii) a target long-term incentive opportunity that is no less favorable than the target annual long-term incentive opportunity provided to such continuing employee immediately prior to the Company Merger Effective Time.
Future Arrangements
It is possible that continuing employees, including the executive officers, will enter into new compensation arrangements with American Tower. Those arrangements may include, among other things, agreements regarding future terms of employment, the right to receive equity or equity-based awards of American Tower and/or to receive retention bonus awards. Any of these types of arrangements, other than those described above for Messrs. Finnin and McCandless and other than the American Tower RSUs described above, are currently expected to be entered into after the completion of the Offer and would not become effective until after the Mergers are completed. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all, and neither the Offer nor the Mergers are conditioned upon any executive officer or director of the Company entering into any agreement, arrangement or understanding with American Tower. For more information about certain of our executive officers’ new arrangements with American Tower, see “New Agreements between American Tower and Messrs. Finnin and McCandless” and “American Tower Retention Awards.”
Rule 14d-10(d) Matters
The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable law, the compensation committee of the Company Board will approve under Rule 14d-10(d)(2) of the Exchange Act, any employment compensation, severance or employee benefit agreements, arrangements or understandings between American Tower, the Company or their respective affiliates and any of the officers, directors or employees of the Company that are effective as of the date of the Merger Agreement or that will be entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to that officer, director or employee, and will take all other action reasonably necessary to ensure that those arrangements fall within the nonexclusive safe harbor provisions under Rule 14d-10(d)(2) of the Exchange Act.
Director and Officer Indemnification and Insurance
Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. The Company’s charter (the “Charter”) contains a provision that eliminates the Company’s directors’ and officers’ liability to the maximum extent permitted by Maryland law.
Maryland law requires a Maryland corporation (unless its charter provides otherwise, which the Charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:
•
the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•
the director or officer actually received an improper personal benefit in money, property or services; or

•
in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Under Maryland law, a Maryland corporation also may not indemnify a director or officer in a suit by or in the right of the corporation in which the director or officer was adjudged liable to the corporation or for a judgment of liability on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or officer met the prescribed standard of conduct; however, indemnification for an adverse judgment in a suit by the Company or in the Company’s right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.
In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of (a) a written affirmation by the director or officer of his or her good-faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.
The Charter authorizes the Company to obligate the Company, and the Company’s Amended and Restated Bylaws (the “Bylaws”) obligate the Company, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer who is made or threatened to be made a party to a proceeding by reason of his or her service in such capacity and any individual who, while a director or officer and, at the Company’s request, serves or has served as a director, officer, trustee, partner, member or manager of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise who is made or threatened to be made a party to a proceeding by reason of his or her service in such capacity, against any claim or liability by reason of that status and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding without requiring a preliminary determination of his or her ultimate entitlement to indemnification. The rights to indemnification and advance of expenses provided by the Charter and Bylaws vest immediately upon election of a director or officer. The Charter and Bylaws also permit the Company to indemnify and advance expenses to any individual who served a predecessor of the Company or any entity acquired by the

Company, or its predecessors, if any, or any partnership controlled by the Company, or its predecessors, if any, in any of the capacities described above and any employee or agent of the Company or a predecessor of the Company or acquired entity.
In addition, the Company’s directors and officers are indemnified for specified liabilities and expenses pursuant to the partnership agreement of the Partnership, in which the Company serves as sole general partner.
Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling the Company for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), the Company has been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
The Merger Agreement provides that, for a period of six years after the Company Merger Effective Time, Parent will (i) maintain the exculpation, indemnification and advancement of expenses provisions of the Company’s Charter and Bylaws and its subsidiaries’ organizational documents in effect immediately prior to the Company Merger Effective Time or in any indemnification agreements of the Company or its subsidiaries with any of their respective directors, officers or employees as in effect immediately prior to the Company Merger Effective Time, and (ii) will not amend, repeal or otherwise modify any such provisions that would adversely affect the rights of any individuals who at the Company Merger Effective Time were current or former directors, officers or employees of the Company or any of its subsidiaries.
The Merger Agreement further provides that Parent will cause the surviving entities following the Mergers, to the fullest extent permitted under applicable law, to indemnify and hold harmless (and advance funds in respect of each of the foregoing or any related expenses) each current and former director, officer or employee of the Company or any of its subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another entity at the request of or for the benefit of the Company or any of its subsidiaries (each, an “Indemnified Person”) against any losses (including advancing attorneys’ fees and expenses in advance of the final disposition of any legal proceeding to each Indemnified Person to the fullest extent permitted by law) in connection with any actual or threatened legal proceeding, in connection with any action or omission occurring (or alleged to have occurred) at or prior to the Company Merger Effective Time.
The Merger Agreement further provides that, for a period of six years from the Company Merger Effective Time, Parent will maintain the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries with respect to matters arising on or before the Company Merger Effective Time. However, after the Company Merger Effective Time, Parent will not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company and its subsidiaries prior to November 14, 2021 (but, in such case, will purchase as much coverage as is reasonably practicable for such amount). At the Company’s option, the Company may purchase, prior to the Company Merger Effective Time, a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries with respect to matters arising on or before the Company Merger Effective Time. However, the Company will not spend on such “tail” policy, in the aggregate, more than 300% of the last aggregate annual premium paid by the Company and the Company Subsidiaries prior to November 14, 2021 for the Company’s current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (but, in such case, will purchase as much coverage as is reasonably practicable up to such limit). If such prepaid “tail” policy has been obtained by the Company prior to the Company Merger Effective Time, Parent will cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the entities surviving the Mergers, and no other party to the Merger Agreement will have any further obligation to purchase or pay for insurance thereunder.
The foregoing summary of the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the form of indemnification agreement entered into between the Company and its directors and executive officers, the Charter and Bylaws, and any amendments thereto, which have been filed as Exhibits (e)(1), (e)(4), (e)(5), (e)(6) and (e)(7), respectively, to this Schedule 14D-9 and are incorporated by reference herein.

Rule 16b-3
The Merger Agreement provides that, prior to the effective time of the Partnership Merger, the Company will take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by the Merger Agreement by each individual who is a director or officer of the Company subject to Section 16 of the Securities Exchange Act of 1943, as amended (the “Exchange Act”) to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Item 4.
THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Company Board
At a meeting of the Company Board held on November 14, 2021, the Company Board unanimously (i) determined that the Merger Agreement, the Company Merger and the other transactions contemplated by the Merger Agreement are advisable, and in the best interests of the Company, (ii) duly and validly authorized and approved, and declared advisable, the execution, delivery and performance of the Merger Agreement and the consummation of the Company Merger and the other transactions contemplated by the Merger Agreement, and (iii) resolved to recommend that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer and to include such recommendation in this Schedule 14D-9.
For the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Background and Reasons for the Recommendation
Background of the Offer and the Mergers
In the ordinary course of business, the Company Board and the Company management team have from time to time evaluated and considered a variety of financial and strategic opportunities as part of the Company’s long-term strategies to enhance value for its stockholders, including potential acquisitions, divestitures, joint ventures, business combinations and other transactions. These evaluations have focused on, among other things, the business environment facing data center real estate companies generally and the Company in particular, including assessments of recent increased strategic transaction activity among data center companies and the benefits and risks to the Company and the Company’s stockholders of strategic combinations compared to the benefits and risks of continued operation as a standalone company.
On March 5, 2021, Steve Baker, Vice President of Innovation & Business Development of American Tower sent an email to Paul E. Szurek, the President and Chief Executive Officer of the Company and a member of the Company Board, seeking to engage regarding the prospect of deploying data centers on American Tower real estate. Mr. Szurek responded the same day and connected Mr. Baker with Steve Smith, Chief Revenue Officer of the Company. Over the course of the next three months, Mr. Baker, Mr. Smith and various other representatives of American Tower and the Company participated in a series of calls and exchanged emails to discuss opportunities for strategic partnership between the two companies.
On June 24, 2021, with the authorization of the Company Board, Mr. Szurek was introduced via email to Thomas A. Bartlett, the President and Chief Executive Officer of American Tower, by a member of the Company Board who believed the two companies could partner to address the emerging needs of their respective customers. Following the introduction, Mr. Szurek emailed Mr. Bartlett and the two agreed to meet in August of 2021.
In early July 2021, with the authorization of the Company Board, representatives of the Company’s financial advisor, Evercore Group L.L.C. (“Evercore”), contacted two private equity firms to discuss market perceptions surrounding the Company’s willingness to pursue a sale transaction. Later that month, representatives of one of these private equity firms participated in a discussion with Company representatives regarding the possibility of collaborating with respect to joint venture or acquisition financing transactions. No further discussions or actions materialized out of these communications.

On July 30, 2021, Mr. Szurek participated in a breakfast meeting with the Chief Executive Officer of another communication infrastructure company (“Party A”). During this meeting, the Chief Executive Officer of Party A raised whether the Company would be amenable to discussing a strategic combination of Party A and the Company. He suggested that the combination could be structured as an all-stock transaction at a market premium for Company stockholders, but did not specify any other terms. Mr. Szurek notified the Company Board of this conversation with Party A’s Chief Executive Officer, after which Company management, with the authorization of the Company Board, informed Evercore, and outside counsel, Wachtell, Lipton, Rosen & Katz (“Wachtell Lipton”), of the inquiry from Party A and discussed potential next steps.
On August 11, 2021, the Company Board, together with members of management and representatives of Evercore and Wachtell Lipton, convened a meeting to discuss the inquiry by Party A’s Chief Executive Officer. Representatives of Wachtell Lipton provided an overview of the role of the Company Board and directors’ duties, and representatives of Evercore reviewed preliminary financial analyses on the Company and Party A based on Wall Street research analyst forecasts. The Company Board instructed Mr. Szurek to communicate to Party A’s Chief Executive Officer that the Company Board had considered his inquiry, was optimistic about the Company’s business and prospects, and would evaluate any proposal for a transaction in the context of that optimism. Following the meeting, Mr. Szurek conveyed the Company Board’s message to Party A’s Chief Executive Officer.
On August 12, 2021, Mr. Szurek met with Mr. Bartlett, as previously scheduled. At the meeting, the two agreed to set up a joint meeting with their respective management teams to explore potential future strategic business partnerships between the Company and American Tower. No proposals regarding a whole-company acquisition or similar combination transaction were discussed at the meeting.
On August 16, 2021, Mr. Szurek received a written proposal from Party A to acquire the Company in an all-stock transaction based on a fixed exchange ratio of Party A common stock per Share (implying an approximately $161.72 per Share value based on the market price of Party A common stock at the time). The proposal contemplated that the transaction would qualify as a tax-free reorganization and would not require a vote by Party A’s stockholders. The proposal also contemplated the appointment of one member of the Company Board to Party A’s board of directors following the closing of the transaction and an exclusivity period of 30 days to conduct diligence and negotiate a definitive agreement. Mr. Szurek notified the Company Board of the receipt of Party A’s proposal and, on August 18, 2021, the Company Board met with members of management and representatives of Evercore and Wachtell Lipton to review Party A’s proposal. Representatives of Evercore provided a summary of the terms of Party A’s proposal and shared Evercore’s perspectives on the financial profiles of Party A and the Company. The Company Board discussed a range of potential next steps and the possibility of contacting other parties to ascertain their potential interest in a transaction. Among the third parties discussed was American Tower, which, in the judgment of Evercore, could be interested in pursuing a strategic transaction with the Company and would not face significant execution risk in consummating a transaction as a financial matter. The Company Board then directed management to evaluate, in consultation with the Company’s financial and legal advisors, potential responses to Party A and other strategic alternatives available to the Company (including identifying other parties that could be interested in and capable of pursuing a transaction with the Company) and to report back to the Company Board at its next regular meeting scheduled for September 1-2, 2021. In addition, the Company Board instructed Mr. Szurek to contact Mr. Bartlett, to inquire as to American Tower’s interest in exploring a business combination transaction, and to inform Party A’s Chief Executive Officer that it had considered Party A’s proposal and that the Company would reach out to discuss next steps following further deliberation by the Company Board.
On August 17, 2021, Mr. Szurek contacted Mr. Bartlett to convey the Company Board’s message. In the course of Mr. Szurek’s conversation with Mr. Bartlett, the latter indicated that American Tower could be interested in a transaction and expressed a desire to become better informed about the Company’s business and prospects for the purpose of making a proposal, but did not offer any perspectives on the possible terms of a transaction. Mr. Bartlett suggested the upcoming meeting between the Company’s and American Tower’s respective management teams be rescheduled to be a meeting between just him and Mr. Szurek to discuss a potential transaction further.

On August 20, 2021, Mr. Szurek contacted Party A’s Chief Executive Officer, as directed at the Company Board’s August 18th meeting.
On August 24 and 31, 2021, Mr. Szurek and Mr. Bartlett further discussed a potential transaction between the Company and American Tower. No specific proposals were made during these conversations.
On August 30, 2021, Party A submitted an updated written proposal to acquire the Company in an all-stock transaction based on a fixed exchange ratio of Party A common stock per Share that was greater than the exchange ratio indicated in its most recent proposal (implying an approximately $161.71 per Share value based on the market price of Party A common stock at the time).
On September 1-2, 2021, the Company Board held a regular meeting at which it discussed the status of the Company’s review of strategic alternatives and communications with Party A and American Tower. Management reviewed with the Company Board the Company’s long-term strategic plans and the opportunities and risks associated with executing on the Company’s long-term strategy. Representatives of Evercore reviewed Party A’s latest proposal and provided preliminary perspectives on valuation for the Company as well as illustrative ability-to-pay and other financial analyses with respect to Party A, American Tower and other illustrative counterparties. The Evercore representatives also presented a list of potential strategic and financial counterparties that the Company could consider contacting to explore a strategic transaction. The Company Board discussed various considerations associated with reaching out to, and pursuing a transaction with, such parties, together with the opportunities and risks associated with continuing to operate the Company on a standalone basis and other possible strategic alternatives. The Company Board determined that there was merit to exploring a strategic transaction at the time and that, while it did not believe that Party A’s latest proposal appropriately valued the Company, Party A could potentially improve its proposal with a better understanding of the Company’s business and prospects. The Company Board further determined that American Tower had the potential to submit an attractive proposal, were it provided with due diligence information and a better understanding of the Company’s business. Accordingly, the Company Board instructed management to begin sharing due diligence materials with Party A and American Tower, subject to the execution of mutually acceptable confidentiality agreements, so that Party A and American Tower could have an opportunity to submit their best proposals for a transaction with the Company. It was the Company Board’s view that it was unlikely that other third parties would be able or willing to submit proposals upon terms (with respect to purchase price and/or transaction certainty) that would be attractive to the Company relative to American Tower or Party A. In light of these determinations, and the risks to the Company associated with a broader outreach effort and the expectation that a definitive agreement would include a customary “fiduciary out” provision, permitting the Company Board to consider, negotiate and accept alternative acquisition proposals under certain circumstances, the Company Board determined not to contact other parties at the time and to focus its efforts on obtaining enhanced proposals from Party A and American Tower.
On September 1, 2021, representatives of Evercore participated in exploratory discussions with Steve Vondran, Executive Vice President and President of U.S. Tower Division of American Tower and Nate Brown, Vice President of Corporate Development of American Tower, regarding a potential transaction between American Tower and the Company.
Subsequent to the September 1-2 Company Board meeting, the Company negotiated and entered into confidentiality agreements with Party A and American Tower, each of which contained customary standstill restrictions (which restrictions would terminate in the event any person entered into a definitive agreement with the Company to acquire more than 50% of the Company’s outstanding voting securities, among other circumstances). Over the course of the following month through early November, the Company provided Party A and American Tower with access to a virtual data room and various due diligence materials. The Company also hosted management presentations and diligence sessions for the benefit of each party and responded to numerous diligence requests and questions.
During the weekend of September 11-12, 2021, Mr. Bartlett and Mr. Szurek discussed the status of American Tower’s consideration of a potential transaction with the Company.
On October 6, 2021, the Company Board met with members of management and representatives of Evercore and Wachtell Lipton to discuss the status of ongoing engagement with Party A and American

Tower. Representatives of Evercore provided an update regarding Party A and American Tower’s diligence efforts and the Company Board and advisors discussed potential next steps.
On October 11, 2021, Party A’s Chief Executive Officer called Mr. Szurek. He expressed that there had been volatility in the market price of Party A’s common stock and that, accordingly, Party A was willing to submit a revised proposal to acquire the Company at a fixed exchange ratio of Party A common stock per Share that was greater than the exchange ratio indicated in its most recent proposal (implying an approximately $149.51 per Share value based on the market price of Party A’s common stock at the time), or that, if the Company so preferred, it could defer submitting a revised proposal until after the public announcement of Party A’s third-quarter financial results, which was scheduled to take place later that month. Mr. Szurek informed the Company Board of his conversation with Party A’s Chief Executive Officer and, after consultation with members of the Company Board and the Company’s financial and legal advisors, indicated to Party A’s Chief Executive Officer that the Company would not object if Party A held off on finalizing and submitting a revised proposal until after the announcement of its third-quarter financial results.
On October 13, 2021, Mr. Szurek and Mr. Bartlett held a meeting in which they discussed their perspectives on the business and prospects of the Company and American Tower and how a strategic transaction between the parties could potentially be structured. During this meeting, Mr. Szurek indicated that the Company Board had received a proposal from another party, and would be interested in receiving an indication of American Tower’s view of the value of a potential transaction between American Tower and the Company.
On October 14, 2021, the Company entered into an amendment to its engagement letter with Evercore specifying the fees payable to Evercore in the event the Company entered into a strategic transaction with a third party.
On October 20, 2021, American Tower submitted a written proposal to acquire the Company for an unspecified combination of cash and stock valuing the Company in the area of $165.00 per Share. The proposal indicated that, if the Company Board so desired, American Tower would be willing to consider providing Company stockholders the right to elect to receive all-cash or all-stock consideration, subject to proration. The proposal contemplated that a transaction would not require a vote by American Tower stockholders and would be effected by means of a standard two-step merger (i.e., a tender offer, immediately followed by a short-form back-end merger).
On October 23, 2021, the Company Board convened a meeting with members of management and representatives of Evercore and Wachtell Lipton. Representatives of Evercore discussed the terms of American Tower’s proposal and the revised proposal that Party A’s Chief Executive Officer had indicated Party A would be willing to make in his conversation with Mr. Szurek on October 11, 2021 (which now implied an approximately $165.51 per Share value based on the market price of Party A’s common stock at the time). The Evercore representatives also shared an illustrative timeline for soliciting revised, final proposals from Party A and American Tower. After deliberation, the Company Board directed Mr. Szurek and Evercore to request that Party A and American Tower submit their best and final proposals by early November, with the expectation of selecting a winner and entering into a definitive agreement by mid-November.
Shortly following the October 23 Company Board meeting, Mr. Szurek conveyed the Company Board’s proposed timeline for final proposals to Party A’s Chief Executive Officer and Mr. Bartlett. With the authorization of the Company Board, Mr. Szurek stated to Mr. Bartlett that the Company would not be averse to an all-cash proposal, but was ultimately willing to consider any mix of consideration that would maximize value. On October 27, 2021, representatives of Evercore sent process letters to Party A and American Tower, along with a form of merger agreement prepared by Wachtell Lipton. The process letters requested that Party A and American Tower submit their best and final proposals no later than November 11, 2021 and invited the parties to submit interim markups of the form merger agreement no later than November 4, 2021.
On November 3, 2021, Party A’s outside counsel delivered a markup of the form merger agreement to Wachtell Lipton, contemplating a stock and cash transaction to be effected by a voted merger.

On November 4, 2021, Mr. Bartlett held a call with Mr. Szurek to discuss American Tower’s proposal and feedback regarding certain considerations of importance to the Company Board.
On November 4, 2021, Cleary Gottlieb Steen & Hamilton LLP, outside counsel to American Tower (“CGSH”), submitted its markup of the merger agreement, indicating American Tower’s proposal for an all-cash transaction, and willingness to effect the transaction by a tender offer immediately followed by a short-form back-end merger. During the following days, representatives of Wachtell Lipton discussed and shared their perspectives on the various issues raised in the markups with Company management and representatives of Evercore. On November 8, 2021, at the direction of management, representatives of Wachtell Lipton participated in separate calls with representatives of Party A’s outside counsel and CGSH to provide feedback on the parties’ respective markups and to suggest potential revisions that each party could implement in order to enhance its final proposal.
On November 9, 2021, the financial media reported speculation regarding the Company’s exploration of a strategic transaction, including reports that the Company was engaging in discussions with American Tower and a number of other potential acquirors. Later that day, the Company received an inquiry from a senior executive of a communications infrastructure company with a lesser market capitalization than the Company’s. The party did not provide any details regarding the possible financial, legal or other terms of a transaction.
On November 11, 2021, Party A and American Tower submitted revised acquisition proposals, including revised markups of the form merger agreement. Both proposals indicated that they were “final.” Party A’s proposal contemplated consideration consisting of shares of Party A common stock and $16.50 in cash per Share (implying an approximately $164.58 per Share value based on the market price of Party A’s common stock at the time). American Tower’s proposal contemplated an all-cash purchase price of $170.00 per Share.
On the morning of November 12, 2021, the Company Board met with members of management and representatives of Evercore and Wachtell Lipton to discuss the final proposals submitted by Party A and American Tower. Representatives of Evercore provided an overview of the Company’s strategic review process leading up to the date of the meeting and offered their perspectives on the financial terms of Party A and American Tower’s proposals. Representatives of Wachtell Lipton also shared their views on the legal terms of the proposals. The Company Board discussed these perspectives, including, among other things, the possible benefits and risks associated with accepting a mix of stock and cash consideration versus an all-cash purchase price, and the probability that the Company would be able to consummate a transaction sooner with American Tower in light of its proposed all-cash tender offer structure. The Company Board then directed Mr. Szurek and representatives of Evercore to notify Party A’s representatives that the Company had decided to focus its efforts on finalizing a transaction with another party, and in the interim directed management and the Company’s financial and legal advisors to continue discussions with their counterparts at American Tower. The Company Board also discussed the inquiry that the Company had received from the other third party with respect to a potential transaction. After consideration of the risks associated with further opening up the process at that time and the other factors discussed at the Company Board’s September 2 meeting, the Company Board determined not to respond to these inquiries or to contact any other parties with respect to a transaction.
Later in the afternoon, Mr. Szurek and representatives of Evercore communicated the Company Board’s message to Party A’s Chief Executive Officer and Party A’s representatives, respectively, and thereafter, a representative of Party A’s outside counsel sent an e-mail to the Company requesting that it redeliver or destroy all confidential information received from or on behalf of Party A as part of the due diligence process. The Company Board was subsequently informed of these developments, and at the direction of the Company Board and management, representatives of Wachtell Lipton proceeded to negotiate final terms of the transaction documents with representatives of CGSH, with the goal of announcing a signed merger agreement no later than the morning of November 15, 2021. Through the rest of the day continuing until November 14, 2021, representatives of Wachtell Lipton and CGSH exchanged further revised drafts of the merger agreement and participated in calls to resolve the remaining open issues.
On November 14, 2021, the Company Board held a meeting, together with members of management and representatives of Evercore and Wachtell Lipton. Representatives of Wachtell Lipton again discussed with the Company Board the role of the Company Board and directors’ duties and summarized the terms of the proposed merger agreement and retention and severance arrangements. Representatives of Evercore, who had delivered to the Company Board a conflicts disclosure letter prior to the meeting, then presented their financial analysis and rendered to the Company Board Evercore’s oral opinion, confirmed by delivery of a written opinion dated November 14, 2021, to the effect that as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the Merger Consideration pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Shares (other than Parent and its affiliates), as more fully described in “Item 4. The Solicitation or Recommendation―Opinion of the Company’s Financial Advisor.” The Company Board unanimously approved the merger agreement, the transactions contemplated by the merger agreement and resolved to recommend that the stockholders of the Company accept the offer and tender their shares to American Tower pursuant to the offer.
Following the completion of the meeting, representatives of Wachtell Lipton and CGSH finalized the merger agreement, and later that evening, the Company and American Tower executed the merger agreement. The Company and American Tower issued a joint press release announcing the transaction in the morning of November 15, 2021.
On November 29, 2021, Purchaser commenced the Offer. Purchaser filed a Schedule TO-T and the Company filed this Schedule 14D-9.
Reasons for the Company Board’s Recommendation
The Company Board, with the assistance of management and the Company’s legal and financial advisors, evaluated the Merger Agreement and the Transactions. The Company Board unanimously recommends that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
In the course of reaching its recommendation, the Company Board considered a number of material factors relating to the Merger Agreement and the Transactions, each of which the Company Board believed supported its decision, including the following, which are not necessarily listed in order of relative importance:
•
Premium to Market Price.   The Company Board considered the current and historical market prices of the Shares, including the market performance of the Shares relative to those of other participants in the Company’s industry and general market indices, and the fact that the Offer Price of $170.00 per Share represented a premium of approximately 18.3% to the volume-weighted average closing price of the Shares for the 90-day period ended on November 8, 2021.

•
Certainty of Value.   The Company Board considered that the Offer Price and the Merger Consideration are all cash, so that the Transactions provide certainty, immediate value and liquidity to the Company’s stockholders for their Shares, especially when viewed against any internal or external risks and uncertainties associated with the Company’s standalone strategy.

•
Best Strategic Alternative for Maximizing Stockholder Value.   After a thorough review of strategic alternatives and discussions with management and the Company’s financial and legal advisors, the Company Board determined that the Offer Price is more favorable to the stockholders of the Company than the potential value that might have resulted from other strategic options available, including, but not limited to, remaining a standalone public company. In particular:

•
The Company Board considered the course and history of the Company’s competitive negotiations with Party A and American Tower, including the fact that Party A’s final proposal to acquire the Company for approximately $164.58 per share in stock and cash was lower in value than American Tower’s proposal and offered less certainty in value, and that the Company received no other credible or actionable acquisition proposals or inquiries following media reports regarding a possible transaction on November 9, 2021.

•
The Company Board also considered the risks of reaching out to additional potential counterparties, including risks of leaks or other disruptions, and risks to the ability to enter into an agreement with American Tower if the process were significantly delayed.

•
The Company Board also carefully evaluated, with the assistance of its legal and financial advisors and members of management, the risks and potential benefits associated with other strategic or financial alternatives and the potential for shareholder value creation associated with those alternatives, including an assessment of the Company’s business, assets, prospects, competitive position, historical and projected financial performance, short- and long-term capital needs and the nature of the industries in which the Company operates.

•
Likelihood and Speed of Consummation.   The Company Board considered the likelihood of completion of the Transactions, including the Offer and the Mergers, to be high, particularly in light of the terms of the Merger Agreement and the closing conditions to the Offer and the Mergers, including:

•
the conditions to the Offer and the Mergers being specific and limited;

•
the absence of any financing condition in the Merger Agreement;

•
the absence of any condition related to regulatory approvals;

•
the remedy of specific performance available to the Company if necessary to enforce the terms of the Merger Agreement;

•
the size and financial strength of American Tower, which has guaranteed the obligations of the Parent Parties under the Merger Agreement, including with respect to the payment of the Offer Price and the Merger Consideration;

•
the fact that the Offer and the Mergers are not subject to the conditionality and execution risk of any required approval by American Tower’s stockholders; and

•
the structure of the Transactions as a cash tender offer for all outstanding Shares, with the expected result that a relatively short period will likely elapse before our stockholders receive the Offer Price, followed by the Company Merger under Section 3-106.1 of the MGCL, which would not require additional stockholder approval, and in which stockholders will receive the same consideration received by those stockholders who tender their Shares in the Offer. The Company Board also considered that the potential for closing in a relatively short time frame could also reduce the amount of time during which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•
Opportunity to Receive Unsolicited Alternative Proposals and to Terminate the Merger Agreement in Order to Accept a Superior Proposal.   The Company Board considered the terms of the Merger Agreement permitting the Company to receive unsolicited alternative proposals, and the other terms and conditions of the Merger Agreement, including:

•
the Company’s right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made prior to the time that the Offer is consummated;

•
the provision of the Merger Agreement allowing the Company Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior offer, subject to payment of a termination fee of $300 million, which amount the Company Board believes to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals; and

•
the ability of the Company Board under the Merger Agreement to withdraw or modify its recommendation that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer in certain circumstances, including in connection with a superior proposal or intervening event.

•
Ability to Pay Dividends.   The Company Board considered that the Company and the Company Operating Partnership are permitted to continue to pay regular quarterly cash dividends or distributions, as applicable, in accordance with past practice and at a quarterly rate not to exceed $1.27 per share or unit, as applicable, until consummation of the Mergers, including the payment of the Company’s fourth quarter dividend during the month of December 2021 and prior to the consummation of the Transactions.

•
Fairness Opinion from Evercore.   The Company Board considered the opinion of Evercore rendered to the Company Board on November 14, 2021, which was subsequently confirmed by delivery of a written opinion dated November 14, 2021 that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the Merger Consideration pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Shares (other than Parent and its affiliates). See below under “— Opinion of the Company’s Financial Advisor” for more information. The full text of the written opinion of Evercore, dated November 14, 2021, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in rendering the opinion, has been included as Annex A to this Schedule 14D-9 and is incorporated herein by reference.

The Company Board also considered a variety of risks and other potentially adverse factors in determining whether to approve the Merger Agreement and the Transactions, including the following, which are not necessarily listed in order of relative importance:
•
the fact that the Company would no longer exist as an independent, publicly traded company, and the Company’s stockholders would no longer participate in any future earnings or growth of the Company or benefit from the successful execution of the Company’s current strategy as a public company;

•
the potential risk of diverting management attention and resources from the operation of the Company’s business and towards completion of the Offer and the Mergers;

•
the risk of incurring substantial expenses related to the Offer and the Mergers;

•
the risk that any conditions to the parties’ obligations to complete the Offer and the Mergers are not satisfied, and as a result, the Transactions are not completed;

•
the risks and costs to the Company if the Transactions do not close, including uncertainty about the effect of the proposed Offer and Mergers on the Company’s employees and other parties, which may impair the Company’s ability to attract, retain and motivate key personnel, and could cause partners and others to seek to change existing business relationships with the Company;

•
the possibility that under certain circumstances, the Company may be required to pay Parent a termination fee of $300 million;

•
the fact that the gain realized by the Company’s stockholders as a result of the Offer and the Mergers generally will be taxable to the stockholders for U.S. federal income tax purposes;

•
the restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Mergers, which may delay or prevent the Company from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Mergers;

•
the absence of appraisal rights for stockholders under Maryland law; and

•
various other risks associated with the Mergers and the business of the Company, as more fully described below under the caption “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements.”

The Company Board concluded that the risks, uncertainties, restrictions and potentially negative reasons associated with the Transactions were outweighed by the potential benefits of the Transactions.
The foregoing discussion of the Company Board’s reasons for its recommendation to accept the Offer is not meant to be exhaustive, but rather addresses the material factors considered by the Company Board in connection with its recommendation. In view of the wide variety of reasons considered by the Company Board in connection with the evaluation of the Offer and the complexity of these matters, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Company Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Company

Board considered the interests of our executive officers and directors as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 above.
The foregoing description of the consideration by the Company Board of the reasons supporting the Merger Agreement and Transactions is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements.”
Intent to Tender
To the Company’s knowledge, after making reasonable inquiry, the directors, executive officers, affiliates and subsidiaries of the Company currently intend to tender or cause to be tendered into the Offer all eligible Shares held of record or beneficially owned by them as of the expiration thereof. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.
As of November 23, 2021, (i) the nine executive officers of the Company beneficially owned, in the aggregate, 165,077 outstanding Shares (which, for this purpose, excludes Shares subject to issuance pursuant to outstanding Company Restricted Stock Awards and Company Performance Stock Awards) and the aggregate cash consideration that would be payable for such Shares based on the Offer Price is $28,063,090 and (ii) the seven non-employee directors of the Company beneficially owned, in the aggregate, 16,910 outstanding Shares (which, for this purpose, excludes Shares subject to issuance pursuant to outstanding Company RSU Awards) and the aggregate cash consideration that would be payable for such Shares based on the Offer Price is $2,874,700.
Management Projections
While the Company has from time to time provided a financial outlook to investors with respect to the then-current fiscal year, the Company has not, as a matter of course, otherwise publicly disclosed longer-term internal projections as to future performance, earnings or other results due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. However, in connection with the Transactions, prior to the execution of the Merger Agreement, the Company management prepared and provided to the Company Board in connection with its evaluation of the Transactions and the Company’s financial advisor, Evercore, for its use and reliance in connection with its financial analyses and opinion, certain nonpublic, internal financial projections regarding the Company’s future operations for fiscal years 2021 through 2025 (the “Projections”). These financial projections were also provided to American Tower and American Tower’s financial advisors, and to Party A and Party A’s financial advisors. The Company has included below a summary of the Projections for the purpose of providing stockholders and investors access to certain nonpublic information that was prepared for the Company Board, Evercore, American Tower, American Tower’s financial advisors, J.P. Morgan, Party A and Party A’s financial advisors for purposes of evaluating the transactions contemplated by the Merger Agreement, and such information may not be appropriate for other purposes, and is not included to influence your decision, if you are a Company stockholder, to tender your Shares in the Offer. The inclusion of this summary should not be regarded as an indication that the Company management or anyone who received the Projections then considered, or now considers, them to be a reliable prediction of future events, and the Projections should not be relied upon as such. This information is not fact and readers are cautioned not to place undue reliance on the Projections.
The Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines established by the American Institute of Certified Public Accountants for preparation and presentations of financial projections, but in the view of management, were prepared on a reasonable basis and reflect the assumptions and estimates available at the time they were prepared. The prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in the Company’s historical GAAP financial statements. The Projections have been prepared by, and are the responsibility of, the Company management and were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants.

While presented with numeric specificity, the Projections were based on numerous variables and assumptions (including but not limited to the construction of leasable capacity in connection with the Company’s development plans, portfolio occupancy rates, and other assumptions related to industry performance and general business, economic, market and financial conditions and additional matters specific to the Company’s businesses) that are inherently subjective and uncertain and are beyond the control of the Company’s management. Important factors that may affect actual results and cause the Projections to not be achieved include, but are not limited to, risks and uncertainties relating to the Company’s businesses (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business, economic, competitive, regulatory and financial market conditions and other factors described under “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements” and other risk factors described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2020, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. The Projections also reflect numerous variables, expectations and assumptions available at the time they were prepared as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in the Projections. Accordingly, there can be no assurance that the projected results summarized below will be realized. Company stockholders are urged to review the most recent SEC filings of the Company for a description of the reported and anticipated results of operations and financial condition and capital resources during 2021, including in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2020, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K.
The inclusion of a summary of the Projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company or its officers, directors, affiliates, advisors or other representatives considered the Projections to necessarily be predictive of actual future events, and the Projections should not be relied upon as such nor should the information contained in the Projections be considered appropriate for other purposes. None of the Company or its officers, directors, affiliates, advisors or other representatives can give you any assurance that actual results will not differ materially from the Projections. The Projections were prepared by the Company prior to entry into and public announcement of the Transactions, have not been updated as of the date of this Schedule 14D-9 and the Company undertakes no obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Projections cover multiple years, and such information by its nature becomes less predictive with each successive year.
The Company has not made and makes no representation to any person in the Merger Agreement or otherwise concerning the Projections or regarding the Company’s ultimate performance compared to the information contained in the Projections or that the projected results will be achieved. The Company urges all stockholders to review the Company’s most recent SEC filings for a description of the Company’s reported financial results.
The Projections were based on numerous variables and assumptions, including the variables discussed above, as well as the following material assumptions: (1) developments, portfolio occupancy, Cash NOI, AFFO and AFFO per share projections based on the Company’s business plan for 2021 through 2025; (2) stabilized development yields of 12% to 16%; (3) general and administrative expense at approximately 7.0% – 7.5% of revenue; (4) sales and marketing expense at approximately 3.5% of revenue; (5) new debt issued at an interest rate of approximately 3.0%; (6) AFFO payout ratio at approximately 90% or higher; and (7) net debt to normalized EBITDA at 5.0x to 5.5x. The Projections do not give effect to the Transactions. The Projections were provided to Evercore, to American Tower and American Tower’s financial advisors and to Party A and Party A’s financial advisors and a summary is presented in the following table, with all figures rounded to the nearest million, except per share data. The Company management directed Evercore to use and rely upon the Projections for purposes of Evercore’s opinion and related financial analyses and the Projections were approved for Evercore’s use by the Company Board. For more information, see “Item 4. The Solicitation or Recommendation — Background and Reasons for the Recommendation — Reasons for the Company Board’s Recommendation” and “Item 4. The Solicitation or Recommendation — Opinion of the

Company’s Financial Advisor.”
	Fiscal Year Ending December 31,
(Dollars in millions, other than per share amounts)	2021E(1)	2022E	2023E	2024E	2025E
Total Revenue	$650	$702	$751	$815	$877
Adjusted EBITDA(2)	$346	$373	$403	$441	$483
Capital Expenditures	$142	$195	$299	$170	$161
FFO / Share(3)	$5.60	$6.01	$6.52	$7.11	$7.71
AFFO / Share(4)	$5.27	$6.00	$6.54	$7.18	$7.71
Unlevered Free Cash Flows(5)		$128	$41	$236	$289

(1)
Includes actual amounts for the six-month period ended June 30, 2021, plus projections for the six-month period ended December 31, 2021.

(2)
Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, gains or losses from the sale of depreciated property, and impairment of depreciated property, after adding back non-cash compensation expense, transaction costs from unsuccessful deals and business combinations and litigation expense as well as adjusting for the impact of other impairment charges, gains or losses from sales of undepreciated land and gains or losses on early extinguishment of debt. In the second fiscal quarter of 2021, the Company excluded from adjusted EBITDA a one-time, non-cash benefit of $3.1 million as a result of the release of a tax liability during the quarter that is no longer expected to be incurred.

(3)
FFO / Share is defined as the quotient of (i) net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of property and undepreciated land and impairment write-downs of depreciable real estate, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures divided by (ii) weighted average diluted common shares and OP units outstanding.

(4)
AFFO / Share is defined as the quotient of (i) adding to or subtracting from FFO the Company’s amortization of deferred financing costs and hedge amortization, non-cash compensation, non-real estate depreciation, impairment charges, below market debt amortization, net straight line rent adjustments, net amortization of above and below market leases, recurring capital expenditures, tenant improvements, capitalized leasing costs divided by (ii) weighted average diluted common shares and OP units outstanding.

(5)
Unlevered Free Cash Flow is defined as Adjusted EBITDA less stock-based compensation, capital expenditures, and changes in net working capital. Calculated by Evercore for purposes of its discounted cash flow analysis based on financial forecasts and estimates provided by management.

Opinion of the Company’s Financial Advisor
Pursuant to an engagement letter dated as of March 11, 2020, amended October 14, 2021, the Company engaged Evercore to act as its financial advisor in connection with a possible sale of the Company. As part of this engagement, the Company requested that Evercore evaluate the fairness, from a financial point of view, to the holders of Shares (other than Parent and its affiliates), of the Merger Consideration.
At a meeting of the Company Board held on November 14, 2021, Evercore rendered to the Company Board its oral opinion, subsequently confirmed by delivery of a written opinion dated November 14, 2021, that as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions described in Evercore’s written opinion, the Merger Consideration was fair, from a financial point of view, to the holders of Shares (other than Parent and its affiliates).
The full text of the written opinion of Evercore, dated as of November 14, 2021, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. You are encouraged to read this opinion carefully and in its entirety.

Evercore’s opinion was addressed to, and provided for the information and benefit of, the Company Board (in its capacity as such) in connection with its evaluation of the Transactions and addresses only the fairness, from a financial point of view, of the Merger Consideration to the holders of Shares (other than Parent and its affiliates). The opinion does not constitute a recommendation to the Company Board or to any other persons in respect of the Transactions, including as to whether any holder of Shares should tender its Shares into the Offer or how any holder of Shares should otherwise act in respect of the Transactions. Evercore’s opinion does not address the relative merits of the Transactions as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transactions.
In connection with rendering its opinion, Evercore, among other things:
•
reviewed certain publicly available business and financial information relating to the Company that Evercore deemed to be relevant, including publicly available research analysts’ estimates;

•
reviewed the Projections (as defined and described in the above section entitled “Management Projections”);

•
discussed with management of the Company its assessment of the past and current operations of the Company, the current financial condition and prospects of the Company, and the Projections;

•
reviewed the reported prices and the historical trading activity of the Shares;

•
compared the financial performance of the Company and its respective stock market trading multiples with those of certain other publicly traded companies that Evercore deemed relevant;

•
compared the financial performance of the Company and the valuation multiples relating to the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Evercore deemed relevant;

•
reviewed the financial terms and conditions of a draft of the Merger Agreement, dated November 13, 2021; and

•
performed such other analyses and examinations and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, without any independent verification of such information (and assumed no responsibility or liability for any independent verification of such information), and further relied upon the assurances of the management of the Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Projections, Evercore assumed with the consent of the Company Board that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company and the other matters covered thereby. Evercore expressed no view as to the Projections, or the assumptions on which they were based.
For purposes of its analysis and opinion, Evercore assumed, in all respects material to its analysis, that the final executed Merger Agreement did not differ from the draft Merger Agreement reviewed by Evercore, that the representations and warranties of each party contained in the Merger Agreement were true and correct, that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transactions would be satisfied without waiver or modification thereof that would be meaningful to Evercore’s analysis. Evercore further assumed, in all respects material to its analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transactions would be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transactions or reduce the contemplated benefits to the holders of Shares of the Transactions in any way meaningful to Evercore’s analysis.
Evercore did not conduct a physical inspection of the properties or facilities of the Company and did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company, nor was Evercore furnished with any such valuations or appraisals, nor did Evercore evaluate the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion is necessarily based upon information made available to Evercore as of November 14, 2021 and financial, economic, market and other conditions as they existed and as could be evaluated as of that date. Subsequent developments may affect Evercore’s opinion and Evercore does not have any obligation to update, revise or reaffirm its opinion.
Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of Shares (other than Parent and its affiliates), from a financial point of view, of the Merger Consideration. Evercore did not express any view on, and its opinion does not address, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or its affiliates, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether relative to the Merger Consideration or otherwise. Evercore was not asked to, nor did it express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Evercore’s opinion does not address the relative merits of the Transactions as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transactions. Evercore’s opinion does not constitute a recommendation to the Company Board or to any other persons in respect of the Transactions, including as to whether any holder of Shares should tender its Shares into the Offer or how any holder of Shares should otherwise act in respect of the Transactions. Evercore did not express any opinion as to the potential effects of volatility in the credit, financial and stock markets on the Company or the Transactions or as to the impact of the Transactions on the solvency or viability of the Company or the ability of the Company to pay its obligations when they come due. Evercore is not a legal, regulatory, accounting or tax expert and has assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.
Summary of Evercore’s Financial Analyses
Set forth below is a summary of the material financial analyses reviewed by Evercore with the Company Board on November 14, 2021 in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. The order of the analyses described and the results of these analyses do not represent relative importance or weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on or before November 12, 2021, the last trading day before Evercore rendered its oral opinion to the Company Board, and is not necessarily indicative of current market conditions.
The following summary of Evercore’s financial analyses includes information presented in tabular format. In order to fully understand the analyses, the tables must be read together with the full text of each summary. The tables are not intended to stand alone and alone do not constitute a complete description of Evercore’s financial analyses. Considering the tables below without considering the full narrative description of Evercore’s financial analyses, including the methodologies and assumptions underlying such analyses, could create a misleading or incomplete view of such analyses.
Selected Public Companies Analysis
Evercore reviewed and compared certain financial information of the Company to corresponding financial multiples and ratios for the following selected publicly traded companies in the data center industry (referred to in this section as the “selected companies”):
•
CyrusOne Inc.

•
Cyxtera

•
Digital Realty Trust, Inc.

•
Equinix, Inc.

•
Switch, Inc.

Although none of these companies is directly comparable to the Company, Evercore selected these companies based on its professional judgment because they are data center companies with business characteristics that for purposes of its analysis Evercore considered similar to the business characteristics of the Company.
For purposes of this analysis, for each of the selected companies and the Company, Evercore calculated:
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total enterprise value (defined as equity market capitalization plus the sum of debt (net of cash), and other applicable adjustments such as adjustments for preferred stock and minority interest) as a multiple of estimated calendar year 2022 Adjusted EBITDA (referred to as “TEV/2022E Adjusted EBITDA”); and

•
price per share as a multiple of estimated calendar year 2022 adjusted funds from operations per share (referred to as “Price/2022E AFFO”).

For each of the selected companies and the Company, Evercore reviewed, among other information, aggregate total enterprise value to Wall Street research analyst (which we refer to as “Street consensus”) estimated adjusted earnings before interest, taxes, depreciation and amortization, which is referred to as “Adjusted EBITDA” in this section, for calendar year 2022, and share price to Street consensus estimated adjusted funds from operations per share, which is referred to as “AFFO” in this section, for calendar year 2022. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. For the Company, Evercore additionally calculated TEV/2022E Adjusted EBITDA and Price/2022E AFFO based on the Projections. For purposes of these calculations, Adjusted EBITDA was calculated as earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted to exclude stock-based compensation expenses. AFFO was calculated as funds from operations (“FFO”) less maintenance capital investment, tenant improvement capital costs and capitalized leasing commissions, plus non-cash compensation, non-real estate depreciation and amortization, straight-line rent adjustments, above/below market lease adjustments and amortization of deferred mortgage financing costs. The multiples and ratios for each of the selected companies were calculated using their respective closing prices on November 12, 2021 and were based on the most recent publicly available information and Street consensus estimates as of November 12, 2021, which represents the last closing price for Shares and the selected companies’ stock prior to the announcement of the Transactions.
The results of these calculations were as follows:
Selected Companies	TEV / 2022E Adj. EBITDA	Price / 2022E AFFO
CyrusOne Inc.	22.1x	20.5x
Cyxtera	13.8x	N/A
Digital Realty Trust, Inc.	23.8x	23.3x
Equinix, Inc.	24.5x	26.3x
Switch, Inc.	22.3x	20.5x
Company (Management estimates)	26.7x	27.8x
Company (Street consensus)	26.8x	29.3x
Based on the multiples it derived for the selected companies and its professional judgment and experience, Evercore (i) applied a TEV/2022E Adjusted EBITDA multiple reference range of 22.0x to 25.0x to the Company management’s estimate of 2022 Adjusted EBITDA for the Company, as reflected in the Projections and (ii) applied a Price/2022E AFFO multiple reference range of 23.0x to 27.0x to the Company management’s estimate of 2022 AFFO for the Company, as reflected in the Projections. Evercore then derived corresponding ranges of implied equity values per Share as set forth below, which Evercore compared to (x) the value per Share implied by the Merger Consideration of $170.00, (y) the closing price of the Shares on November 12, 2021, which was the last trading day before the announcement of the Transactions, of $166.59 and (z) the closing price of the Shares on November 2, 2021, which based on Evercore’s judgment was the last trading day before the share price of the Company was affected by market speculation regarding a transaction involving the Company, of $147.79:
Implied Equity Value Range Per Share
TEV / 2022E Adjusted EBITDA	$130.95 – $153.75
Price / 2022E AFFO	$137.95 – $161.95
In evaluating the selected companies, Evercore made judgments and assumptions with regard to general business, economic and market conditions affecting the selected companies and other matters, as well as differences in the selected companies’ financial, business and operating characteristics. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments regarding many factors that could affect the relative values of the selected companies and the multiples derived from the selected companies. Mathematical analysis, such as determining the mean or median, is not in itself a meaningful method of using the data of the selected companies.
Precedent Transaction Analysis
Evercore reviewed publicly available information related to selected precedent acquisition transactions involving the data center industry announced between May 7, 2015 and July 19, 2021 that Evercore considered generally relevant for purposes of analysis, collectively referred to as the “selected precedent transactions” in this section. For each selected precedent transaction, where such information was available, Evercore reviewed transaction values and calculated the total enterprise value implied for each target company (based on the consideration paid or proposed to be paid in the selected transaction), as a multiple of the target company’s (A) last 12 months (“LTM,” for the prior 12-month period, measured from the transaction announcement date, for which publicly available information was available) Adjusted EBITDA, and (B) next 12 months (“NTM,” estimated for the next 12-month period measured from the transaction announcement date) Adjusted EBITDA, and also calculated the per share consideration paid or proposed to be paid as a multiple of NTM AFFO per share. Financial data of the selected precedent transactions were based on Street consensus estimates, public filings and other publicly available information.
The selected precedent transactions reviewed by Evercore were:
Date Announced	Acquiror	Target
July 19, 2021	Azrieli Group	Green Mountain
June 7, 2021	Blackstone Group	QTS Realty Trust
May 3, 2021	Switch	Data Foundry
March 17, 2021	Ascendas	Digital Realty Trust Assets
September 29, 2020	DataBank	zColo
August 19, 2020	EQT Infrastructure	EdgeConneX
August 10, 2020	Equinix	GPX Data Centers
July 7, 2020	Colony Capital	Vantage Data Centers
June 1, 2020	Equinix	Bell Canada Data Centers
January 6, 2020	Colony Capital	DataBank
October 29, 2019	Digital Realty Trust	InterXion
October 4, 2019	Equinix	Axtel Data Centers
August 27, 2019	Shagang Group (China)	Global Switch stake
May 8, 2019	Asterion Industrial Partners	Telefonica Data Centers
January 31, 2019	Brookfield Infrastructure Partners	DCI Data Centers
January 28, 2019	Berkshire Partners	Teraco Data Environments stake
September 24, 2018	Digital Realty Trust	Ascenty
February 14, 2018	Equinix	Infomart

Date Announced	Acquiror	Target
December 21, 2017	CyrusOne	Zenium Data Centers
December 18, 2017	Equinix	Metronode
December 11, 2017	Iron Mountain	IO Data Centers
June 9, 2017	Digital Realty Trust	DuPont Fabros
March 27, 2017	DBRG, PSP, TIAA Consortium	Vantage Data Centers
February 2, 2017	Stonepeak	Cologix
December 6, 2016	Equinix	Verizon Data Centers
November 4, 2016	BC Partners; Medina Consortium	CenturyLink Data Centers
August 14, 2015	Digital Realty Trust	Telx
May 7, 2015	Equinix	Telecity
Although none of the precedent transactions is directly comparable to the Transactions, Evercore selected these transactions based on its professional judgment because they involve companies that are data center companies with business characteristics that for purposes of its analysis Evercore considered similar to the business characteristics of the Company.
Based on the multiples it derived from the selected precedent transactions and based on its professional judgment and experience, Evercore selected a reference range of LTM Adjusted EBITDA multiples of 24.0x to 28.0x, NTM Adjusted EBITDA multiples of 21.0x to 26.0x and NTM AFFO per share multiples of 20.0x to 29.0x. Evercore then applied the multiple reference ranges to the Company’s LTM Adjusted EBITDA, and Company management’s estimate of NTM Adjusted EBITDA and NTM AFFO for the Company, as reflected in the Projections, and derived corresponding ranges of implied equity values per Share as set forth below, which Evercore compared to (x) the value per Share implied by the Merger Consideration of $170.00, (y) the closing price of the Shares on November 12, 2021, which was the last trading day before the announcement of the Transactions, of $166.59 and (z) the closing price of the Shares on November 2, 2021, which based on Evercore’s judgment was the last trading day before the share price of the Company was affected by market speculation regarding a transaction involving the Company, of $147.79:
Implied Equity Value Range Per Share
TEV / LTM Adjusted EBITDA	$131.05 – $159.00
TEV / NTM Adjusted EBITDA	$119.15 – $156.20
TEV / NTM AFFO per Share	$115.00 – $166.75
Discounted Cash Flow Analysis
Evercore performed a discounted cash flow analysis to calculate ranges of implied present values per Share as of December 31, 2021, utilizing estimates of the standalone, unlevered free cash flows that the Company was expected to generate over the period from January 1, 2022 through December 31, 2025 based on the Projections.
For purposes of its discounted cash flow analysis, unlevered free cash flow was defined as EBITDA, plus/(less) changes in net working capital, and less capital expenditures.
Evercore calculated ranges of terminal values for the Company as of December 31, 2025 using the following two alternative methods:
•
a perpetuity growth method — under which Evercore calculated a range of terminal values for the Company by applying, based on its professional judgment and experience, perpetuity growth rates ranging from 2.00% to 2.75% to the estimate of 2025 unlevered free cash flow calculated based on the Projections; and

•
a terminal multiple method — under which Evercore calculated a range of terminal values for the Company by applying, based on its professional judgment and experience, terminal multiples ranging from 22.0x to 26.0x to the estimate of 2025 Adjusted EBITDA reflected in the Projections.

Evercore discounted the Company’s projected, unlevered free cash flows over the period from January 1, 2022 through December 31, 2025 and the ranges of terminal values for the Company it calculated under each of the methods described above to present value as of December 31, 2021, using rates based on Evercore’s judgment of the estimated range of the Company’s weighted average cost of capital of 6.25% to 7.25%, to derive ranges of implied enterprise values for the Company. From the ranges of implied enterprise values, Evercore then deducted the sum of Company management’s estimate of the Company’s total debt as of December 31, 2021, added Company management’s estimate of the Company’s cash as of December 31, 2021, and divided the results by the fully diluted outstanding Shares as of December 31, 2021, in each case based on the Projections, to derive ranges of implied equity values per Share as set forth below, which Evercore compared to (x) the value per Share implied by the Merger Consideration of $170.00, (y) the closing price of the Shares on November 12, 2021, which was the last trading day before the announcement of the Transactions, of $166.59 and (z) the closing price of the Shares on November 2, 2021, which based on Evercore’s judgment was the last trading day before the share price of the Company was affected by market speculation regarding a transaction involving the Company, of $147.79:
Method	Implied Per Share Equity Value
Perpetuity Growth Rate Method	$110.25 – $186.55
Terminal Multiple Method	$138.90 – $176.40
Other Financial Analysis
The analysis and data described below were presented to the Company Board for informational and reference purposes only and did not provide the basis for, and were not otherwise material to, the rendering of Evercore’s fairness opinion.
52-Week Trading Range
Evercore reviewed historical trading prices of the Shares during the 52-week period ended November 12, 2021, noting that low and high closing prices during such period ranged from $108.82 to $166.59 per Share.
Analysts’ Price Targets Analysis
Evercore reviewed selected publicly available share price targets of research analysts’ estimates known to Evercore as of November 12, 2021, noting that the low and high share price targets ranged from $126.00 to $170.00 per Share.
LBO Ability-to-Pay Analysis
Evercore made certain assumptions for an acquisition of the Company via a leveraged buyout, based on its experience and professional judgment, including assuming a required rate of return for the LBO acquirer, to derive a range of implied equity values per Share. This analysis indicated an implied equity value range of $138.10 – $176.30 per Share.
Miscellaneous
The foregoing summary of certain financial analyses does not purport to be a complete description of the analyses or data presented by Evercore to the Company Board. In connection with the evaluation of the Transactions by the Company Board, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of the Shares. Further, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company or its advisors.
Evercore prepared these analyses for the purpose of providing an opinion to the Company Board as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Shares (other than Parent and its affiliates) entitled to receive such consideration. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates.
Evercore’s financial advisory services and its opinion were provided for the information and benefit of the Company in connection with its evaluation of the proposed Transactions. The issuance of Evercore’s fairness opinion was approved by an Opinion Committee of Evercore.
Pursuant to the terms of Evercore’s engagement letter with the Company, Evercore has acted as financial advisor to the Company in connection with its evaluation of the Transactions and will receive a fee for its services of approximately $61 million, of which $5 million was payable upon the delivery of Evercore’s fairness opinion and the remaining amount will become payable promptly upon the consummation of the Transactions (or if the Transactions do not close, otherwise at the Company’s sole and absolute discretion). The Company has also agreed to reimburse Evercore for certain of its expenses and to indemnify Evercore against certain liabilities arising out of its engagement.
During the two-year period prior to the date of its opinion, other than in connection with Evercore’s engagement as financial advisor with respect to the Transactions, Evercore and its affiliates had not been engaged to provide financial advisory or other services to the Company and Evercore has not received any compensation from the Company during such period. In addition, during the two-year period prior to the date of its opinion, Evercore and its affiliates had not been engaged to provide financial advisory or other services to Parent and had not received any compensation from Parent during such period. In the future, Evercore may provide financial or other services to the Company, Parent and their respective affiliates and in connection with any such services Evercore may receive compensation.
In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company or Parent, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.
Item 5.
PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The Company retained Evercore to act as its financial advisor in connection with the Offer and the Mergers, and in connection with such engagement, Evercore delivered its opinion and is entitled to be paid the fees described in “Item 4. The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor.”
Information pertaining to the retention of Evercore in “Item 4. The Solicitation or Recommendation — Opinion of the Company’s Financial Advisor” is incorporated by reference herein.
Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders of the Company on its behalf with respect to the Offer.

Item 6.
INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Other than the scheduled vesting of Company Restricted Stock Awards or Company RSU Awards and the grant of Company Restricted Stock Awards or Company RSU Awards in the ordinary course and in accordance with the terms of the Merger Agreement, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9, except as set forth below:
Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share ($)
Brian Warren	11/05/2021	Sale of shares pursuant to a Rule 10b5-1 plan	850	153.62
Mark R. Jones	11/03/2021	Sale of shares pursuant to a Rule 10b5-1 plan	750	147.99
Jeffrey S. Finnin	11/01/2021	Sale of shares pursuant to a Rule 10b5-1 plan	1,300	142.77
Jeffrey S. Finnin	11/01/2021	Sale of shares pursuant to a Rule 10b5-1 plan	502	143.58
Jeffrey S. Finnin	11/01/2021	Sale of shares pursuant to a Rule 10b5-1 plan	1,200	145.88
Jeffrey S. Finnin	11/01/2021	Sale of shares pursuant to a Rule 10b5-1 plan	400	146.45
Jeffrey S. Finnin	11/01/2021	Sale of shares pursuant to a Rule 10b5-1 plan	598	147.71

Item 7.
PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Schedule 14D-9 (including the exhibits hereto) or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the tender offer that relate to any of the following: (i) a tender offer for, or other acquisition of, the Company’s securities by the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.
Except as set forth above or otherwise set forth in this Schedule 14D-9 (including the exhibits hereto), there has been no transaction, board resolution, agreement in principle or signed contract entered into in response to the tender offer that relates to, or would result in, the occurrence of one or more of the matters referred to in the preceding paragraph.
Item 8.
ADDITIONAL INFORMATION.

Quantification of Potential Payments and Benefits to the Company’s Named Executive Officers in Connection with the Transactions
The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Quantification of Potential Payments and Benefits to the Company’s Named Executive Officers in Connection with the Transaction” regarding the compensation of each of the Company’s named executive officers that is based on or otherwise relates to the Transactions, to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.
Stockholder Approval of the Company Merger Not Required
Because the Company Merger will be effected pursuant to Section 3-106.1 of the MGCL, no vote or consent of the Company’s stockholders will be necessary to effect the Company Merger. Under Section 3-106.1 of the MGCL, if following the consummation of the Offer, the Shares purchased by Purchaser, together with the Shares otherwise owned by Purchaser and certain affiliates of Purchaser, equals at least the percentage of Shares that would be required to approve the Company Merger (which percentage is equal to a majority of the total number of outstanding Shares entitled to vote on the Company Merger), Purchaser and the Company will be able to effect the Company Merger after completion of the Offer under the MGCL without any further action by the stockholders of the Company. Pursuant to Section 3-106.1(e)(1) of the MGCL and the Merger Agreement, Parent and Purchaser are required to cause a notice that satisfies the requirements of Section 3-106.1(e)(1) of the MGCL to be given to all holders of Shares who, except for the application of Section 3-106.1 of the MGCL, would be entitled to vote on the Company Merger on the date such notice is given or on a record date fixed for that purpose that is not more than ten days before the date that notice is given.
State Anti-Takeover Laws
Business Combinations
Under Maryland law, business combinations between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include, among other things, a merger, consolidation, statutory share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities.
An interested stockholder is defined as:
•
any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or

•
an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.
After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:
•
80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•
two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority voting requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.
The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. As permitted by statute, the Company has opted out of the business combination provisions of the MGCL by resolution of the Company Board.
Control Share Acquisition
Maryland law provides that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights with respect to such shares except to the extent approved by at least two-thirds of the votes entitled to be cast by stockholders entitled to vote generally in the election of directors, but excluding the acquiring person, officers and employees who are directors of the corporation. Control shares are voting shares of stock that, if aggregated with all other shares of stock owned by the acquiring person or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:
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one-tenth or more but less than one-third;

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one-third or more but less than a majority; or

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a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A control share acquisition means the direct or indirect acquisition of issued and outstanding control shares, subject to certain exceptions.
A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the holder of the shares acquired or proposed to be acquired. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.
If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of our company to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiring person or of any meeting of stockholders at which the voting rights of the holders of the shares are considered and not approved. If voting rights for the holder of the control shares are approved at a stockholders meeting and the acquiring person becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiring person in the control share acquisition.
The control share acquisition statute does not apply (i) to shares acquired in a merger, consolidation or statutory share exchange if the corporation is a party to the transaction, or (ii) to acquisitions approved or exempted by the charter or bylaws of the corporation.
The Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of Shares.
Appraisal Rights
No appraisal or dissenters’ rights or rights of objecting stockholders are available to the Company’s stockholders in connection with the Offer or the Mergers under the Company’s organizational documents or the MGCL. The Company is a Maryland corporation, and Title 3, Subtitle 2, and in particular Section 3-202, of the MGCL give a stockholder of a corporation that is the subject of a merger the right to demand and receive the fair value of the stockholder’s shares, with several exceptions. The Company satisfies the exceptions for (a) shares listed on a national securities exchange and (b) the denial of appraisal rights contained in the Charter.
Antitrust Compliance
American Tower and the Company conduct operations in a number of jurisdictions where regulatory authorities could review the Offer and the Mergers for compliance with applicable antitrust laws. Although the Company does not expect regulatory authorities to raise any significant objections in connection with any review of the Offer and the Mergers, we cannot assure you that such regulatory authorities will not challenge or seek to enjoin the Offer and the Mergers.
Completion of the Offer and the Mergers is not conditioned on any regulatory filings or approvals. The Company has been advised that the Offer and the Mergers are not reportable under the pre-notification and waiting period requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”). Therefore, the Company is not required to comply with those requirements. The fact that a transaction is not reportable under the HSR Act does not preclude the Antitrust Division of the Department of Justice or the Federal Trade Commission from seeking to prevent the transaction on the ground that it violates the United States antitrust laws. However, the Company does not believe that consummation of the Offer or the Mergers would violate any antitrust laws.
Legal Proceedings
There are currently no legal proceedings relating to the Offer or the Mergers.
Cautionary Note Regarding Forward-Looking Statements
This Schedule 14D-9 may contain forward-looking statements within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases that are predictions of or indicate future events or trends and that do not relate solely to historical matters. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and contingencies, many of which are beyond the Company’s control that may cause actual results to differ significantly from those expressed in any forward-looking statement. These risks include, without limitation: uncertainties as to the timing of the tender offer and mergers; uncertainties as to how many of the Company’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of the transaction on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the geographic concentration of the Company’s data centers in certain markets and any adverse developments in local economic conditions or the level of supply of or demand for data center space in these markets; fluctuations in interest rates and increased operating costs; difficulties in identifying properties to acquire and completing acquisitions; significant industry competition, including indirect competition from cloud service providers; failure to obtain necessary outside financing; the ability to service existing debt; the failure to qualify or maintain the Company’s status as a real estate investment trust; financial market fluctuations; changes in real estate and zoning laws and increases in real property tax rates; the effects on the Company’s business operations, demand for the Company’s services and general economic conditions resulting from the spread of the novel coronavirus (“COVID-19”) in the Company’s markets, as well as orders, directives and legislative action by local, state and federal governments in response to such spread of COVID-19; and other factors affecting the real estate industry generally. All forward-looking statements reflect the Company’s good faith beliefs, assumptions and expectations, but they are not guarantees of future performance. Furthermore, the Company disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes. For a further discussion of these and other factors that could cause the Company’s future results to differ materially from any forward-looking statements, see the section entitled “Risk Factors” in the Company’s most recent annual report on Form 10-K, and other risks described in documents subsequently filed by the Company from time to time with the SEC, including current reports on Form 8-K and quarterly reports on Form 10-Q, as well as this Schedule 14D-9. All forward-looking statements are based on information currently available to the Company, and the Company assumes no obligation and disclaims any intent to update any such forward-looking statements.

Item 9.
EXHIBITS.

The following exhibits are filed herewith or incorporated by reference herein:
Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated November 29, 2021 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Summary Advertisement, published November 29, 2021 in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Notice of Merger issued by Appleseed Merger Sub LLC, dated November 26, 2021 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).
(a)(5)(A)	Joint Press Release issued by CoreSite Realty Corporation and American Tower Corporation, dated November 15, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC by CoreSite Realty Corporation on November 15, 2021).
(a)(5)(B)	CoreSite Realty Corporation Email to Employees, first used on November 15, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed with the SEC by CoreSite Realty Corporation on November 15, 2021).
(a)(5)(C)	CoreSite Realty Corporation Letter to Customers, first used on November 15, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed with the SEC by CoreSite Realty Corporation on November 16, 2021).
(a)(5)(D)	CoreSite Realty Corporation Letter to Vendors, first used on November 15, 2021 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed with the SEC by CoreSite Realty Corporation on November 16, 2021).
(a)(5)(E)*	Evercore Group L.L.C. Opinion Letter to the Company Board of Directors of CoreSite Realty Corporation, dated November 14, 2021 (included as Annex A to this Schedule 14D-9).
(e)(1)	Agreement and Plan of Merger, dated November 14, 2021, by and among CoreSite Realty Corporation, CoreSite, L.P., American Tower Investments LLC, Appleseed Holdco LLC, Appleseed Merger Sub LLC, Appleseed OP Merger Sub LLC and, solely for certain provisions specified therein, American Tower Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC by CoreSite Realty Corporation on November 15, 2021).
(e)(2)	Mutual Confidential Disclosure Agreement, dated as of September 4, 2021, by and between CoreSite Realty Corporation and American Towers LLC, on behalf of itself, American Tower Corporation, its subsidiaries and affiliates (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(3)	Definitive Proxy Statement of CoreSite Realty Corporation on Schedule 14A (incorporated by reference to CoreSite Realty Corporation’s Form DEF 14A filed March 26, 2021, as supplemented by additional materials filed with the SEC on Form DEFA 14A filed March 26, 2021).
(e)(4)	Form of Indemnification Agreement for directors and officers of CoreSite Realty Corporation (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K filed with the SEC by CoreSite Realty Corporation on February 8, 2019).
(e)(5)	Articles of Amendment and Restatement of CoreSite Realty Corporation (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement (Amendment No. 7) on Form S-11 filed with the SEC by CoreSite Realty Corporation on September 22, 2010).

Exhibit No.	Description
(e)(6)	Amended and Restated Bylaws of CoreSite Realty Corporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC by CoreSite Realty Corporation on March 9, 2017).
(e)(7)	Amendment to Amended and Restated Bylaws of CoreSite Realty Corporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC by CoreSite Realty Corporation on November 15, 2021).
(e)(8)
Amended and Restated Agreement of Limited Partnership of CoreSite, L.P., dated as of December 12, 2012 (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC by CoreSite Realty Corporation on December 18, 2012).

(e)(9)
2010 Equity Incentive Award Plan (As Amended and Restated) (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC by CoreSite Realty Corporation on May 24, 2013).

(e)(10)
Form of 2010 Equity Incentive Award Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement (Amendment No. 7) on Form S-11 filed with the SEC by CoreSite Realty Corporation on September 22, 2010).

(e)(11)
Form of 2010 Equity Incentive Award Plan Restricted Stock Unit Agreement for Non-Employee Directors (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement (Amendment No. 7) on Form S-11 filed with the SEC by CoreSite Realty Corporation on September 22, 2010).

(e)(12)	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC by CoreSite Realty Corporation on October 1, 2010).
(e)(13)
Form of Restricted Unit Agreement (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement (Amendment No. 7) on Form S-11 filed with the SEC by CoreSite Realty Corporation on September 22, 2010).

(e)(14)
CoreSite Realty Corporation and CoreSite, L.P. Senior Management Severance and Change in Control Program (incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement (Amendment No. 7) on Form S-11 filed with the SEC by CoreSite Realty Corporation on September 22, 2010).

(e)(15)
Employment Agreement between CoreSite L.L.C. and Jeffrey S. Finnin, dated as of January 4, 2011 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC by CoreSite Realty Corporation on January 6, 2011).

(e)(16)
Employment Agreement between CoreSite L.L.C. and Derek McCandless, dated as of February 7, 2011 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC by CoreSite Realty Corporation on February 11, 2011).

(e)(17)
Employment Agreement between CoreSite L.L.C. and Paul E. Szurek, dated as of July 27, 2016 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC by CoreSite Realty Corporation July 28, 2016).

*
Filed herewith.

Annex A — Evercore Group L.L.C. Opinion Letter to the Company Board of Directors of CoreSite Realty Corporation, dated November 14, 2021.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CORESITE REALTY CORPORATION
Date: November 29, 2021	By: Name: Title:	/s/ Jeffrey S. Finnin Jeffrey S. Finnin Chief Financial Officer

Annex A
November 14, 2021
The Board of Directors
CoreSite Realty Corporation
1001 17th Street, Suite 500
Denver, CO 80202
Members of the Board of Directors:
We understand that CoreSite Realty Corporation, a Maryland corporation (the “Company”) proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”), with American Tower Investments LLC, a California limited liability company and subsidiary of Parent Guarantor (“Parent”), Appleseed Holdco LLC, a Delaware limited liability company and wholly owned subsidiary of Parent (“Purchaser”), Appleseed Merger Sub LLC, a Maryland limited liability company and wholly owned subsidiary of Purchaser (“REIT Merger Sub”), Appleseed OP Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Purchaser (“OP Merger Sub”), and CoreSite, L.P., a Delaware limited partnership and a subsidiary of the Company (the “Company Operating Partnership”) and, solely for certain specified purposes, American Tower Corporation, a Delaware corporation (“Parent Guarantor”). Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Merger Agreement.
Pursuant to the Merger Agreement, (A) REIT Merger Sub will commence a cash tender offer (as it may be amended from time to time as permitted under the Merger Agreement, the “Offer”) to purchase any and all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock” or “Company Shares”), at a price per Company Share equal to $170.00 per share in cash (the “Merger Consideration”), and (B) on the closing date of the Transaction, following the consummation of the Offer, (i) REIT Merger Sub will merge with and into the Company, with the Company being the surviving entity (the “Company Merger”), (ii) the Company will merge with and into Purchaser, with Purchaser being the surviving entity (the “Purchaser Merger”) and (iii) OP Merger Sub will merge with and into the Company Operating Partnership with the Company Operating Partnership being the surviving entity (the “Partnership Merger” and, together with the Offer, the Company Merger, the Purchaser Merger and the other transactions contemplated by the Merger Agreement, the “Transaction”). As a result of the Company Merger, each outstanding share of the Company Common Stock (other than certain shares specified in the Merger Agreement) will be converted into the right to receive the Merger Consideration, which amount is subject to adjustment as set forth in the Merger Agreement, as to which adjustment we express no opinion. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.
The Board of Directors of the Company (the “Board of Directors”) has asked us whether, in our opinion, the Merger Consideration to be received by holders of the Company Common Stock (other than Parent and its affiliates) is fair, from a financial point of view, to such holders.
In connection with rendering our opinion, we have, among other things:
(i)   reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including publicly available research analysts’ estimates;
(ii)   reviewed certain internal projected financial data relating to the Company prepared and furnished to us by management of the Company, as approved for our use by the Company (the “Forecasts”);
(iii)   discussed with management of the Company their assessment of the past and current operations of the Company, the current financial condition and prospects of the Company, and the Forecasts;

(iv)   reviewed the reported prices and the historical trading activity of the Company Common Stock;
(v)   compared the financial performance of the Company and its stock market trading multiples with those of certain other publicly traded companies that we deemed relevant;
(vi)   compared the financial performance of the Company and the valuation multiples relating to the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant;
(vii)   reviewed the financial terms and conditions of a draft of the Merger Agreement, dated November 13, 2021; and
(viii)   performed such other analyses and examinations and considered such other factors that we deemed appropriate.
For purposes of our analysis and opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information), and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Forecasts, we have assumed with your consent that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future financial performance of the Company and the other matters covered thereby. We express no view as to the Forecasts, or the assumptions on which they are based.
For purposes of our analysis and opinion, we have assumed, in all respects material to our analysis, that the final executed Merger Agreement will not differ from the draft Merger Agreement reviewed by us, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver or modification thereof. We have further assumed, in all respects material to our analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transaction or reduce the contemplated benefits to the holders of the Company Common Stock of the Transaction.
We have not conducted a physical inspection of the properties or facilities of the Company and have not made or assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off-balance sheet assets and liabilities) of the Company, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.
We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of the Company Common Stock (other than Parent and its affiliates), from a financial point of view, of the Merger Consideration. We do not express any view on, and our opinion does not address, the fairness of the proposed transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors or other constituencies of the Company or its affiliates, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company or its affiliates, or any class of such persons, whether relative to the Merger Consideration or otherwise. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger Agreement. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. Our opinion does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Transaction, including as to how any holder of the Company Common Stock should vote or act in respect of the Transaction. We are not expressing any opinion as to the prices at which the Company Common Stock will trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on the Company or the Transaction or as to the impact of the Transaction on the solvency or viability of the Company or the ability of the Company to pay its obligations when they come due. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.
We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. The Company has also agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to the Company and we have not received any compensation from the Company during such period. In addition, during the two year period prior to the date hereof, Evercore Group L.L.C. and its affiliates have not been engaged to provide financial advisory or other services to Parent and we have not received any compensation from Parent during such period. We may provide financial advisory or other services to the Company and Parent in the future, and in connection with any such services we may receive compensation.
Evercore Group L.L.C. and its affiliates engage in a wide range of activities for our and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore Group L.L.C. and its affiliates and/or our or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to the Company, Parent, potential parties to the Transaction and/or any of their respective affiliates or persons that are competitors, customers or suppliers of the Company or Parent.
Our financial advisory services and this opinion are provided for the information and benefit of the Board of Directors (in its capacity as such) in connection with its evaluation of the proposed Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.
This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except the Company may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Company to its stockholders relating to the Transaction.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by holders of the Company Common Stock (other than Parent and its affiliates) is fair, from a financial point of view, to such holders.
Very truly yours,
EVERCORE GROUP L.L.C.
By:	/s/ Qazi M. Fazal Qazi M. Fazal Senior Managing Director